Form 20-F
Horizon Quantum Holdings Ltd.
filed 2026-03-25
CIK 2088256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 19, 2026

Commission File Number: 001-43203

Horizon Quantum Holdings Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Singapore
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Joseph Fitzsimons

29 Media Cir. #05-22

Singapore, 138565

+65 6591 8840

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, $0.0001 par value per share	HQ	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	HQWWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 51,578,134 ordinary shares (consisting of 31,833,549 Class A ordinary shares and 19,744,585 Class B ordinary shares) outstanding as of March 20, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On March 19, 2026, Horizon Quantum Holdings Ltd. (formerly known as Horizon Quantum Holdings Pte. Ltd. and Rose Holdco Pte. Ltd.) (Company Registration No.: 202537774K), a Singapore public company limited by shares (“we,” “us,” “our,” or the “Company”) consummated the previously announced business combination with dMY Squared Technology Group, Inc. (“DMY”), pursuant to the business combination agreement, dated as of September 9, 2025 (as amended, supplemented and/or restated from time to time, the “Business Combination Agreement”) by and among DMY, the Company, Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and a wholly-owned subsidiary of the Company (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company (“Merger Sub 2”), and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares (“Horizon”).

On March 19, 2026 (the “Amalgamation Effective Time”), Merger Sub 1 amalgamated with and into Horizon (the “Amalgamation”), with Horizon surviving the Amalgamation as a wholly-owned subsidiary of the Company and the outstanding shares of Horizon being converted into the right to receive shares of the Company’s Class A ordinary shares, with no par value (the “Company Class A Ordinary Shares”) or the right to receive shares of the Company’s Class B ordinary shares, with no par value (the “Company Class B Ordinary Shares”), as the case may be. Subsequent to the Amalgamation, Merger Sub 2 merged with and into DMY (the “Merger”), with DMY surviving the Merger as a wholly-owned subsidiary of the Company and the outstanding securities of DMY being converted into the right to receive Company Class A Ordinary Shares and/or Company Warrants (as defined below) of the Company (the Amalgamation and the Merger together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Business Combination”).

Under the Business Combination Agreement, the aggregate merger consideration amount paid to the shareholders of Horizon is $508,384,000 and was paid entirely in newly issued Company Class A Ordinary Shares and Company Class B Ordinary Shares (the “Merger Consideration”), at the consummation of the Business Combination (the “Closing”).

As a result of the Business Combination, (a) each issued and outstanding ordinary share in the share capital of Horizon (the “Horizon Ordinary Shares”) was automatically converted into the right to receive a number of Company Ordinary Shares (as defined below) equal to the Exchange Ratio (as defined below), on the terms and subject to the conditions of the Business Combination Agreement (b) the shares of Horizon that were held by Joseph Fitzsimons, the Chief Executive Officer and Chairman of the Board of Horizon and the Company, that were issued and outstanding immediately prior to the Amalgamation Effective Time were cancelled and converted into the right to receive such number of Company Class B Ordinary Shares equal to the Exchange Ratio and in accordance with the Business Combination Agreement, with each such Company Class B Ordinary Share entitling each holder thereof to three (3) votes for each Company Class B Ordinary Share held (c) each simple agreement for future equity (“SAFE”) was canceled and automatically deemed represent the right to receive a number of Company Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon ordinary shares (on an as-converted basis) subject to such SAFE, and (d) each outstanding and unexercised option to subscribe for Horizon ordinary shares (each, a “Horizon Option”) became an option to subscribe for Company Class A Ordinary Shares (each, a “Company Option”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Horizon Options, provided that each Company Option are exercisable for the number of Company Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon Ordinary Shares subject to the Horizon Option as of immediately prior to the Amalgamation Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Horizon Option divided by the Exchange Ratio, rounded up to the nearest whole cent. “Exchange Ratio” means (a) Aggregate Amalgamation Consideration divided by (b) the Fully-Diluted Company Capitalization, each as defined in the Business Combination Agreement, attached hereto as Exhibit 4.3. The Company Class A Ordinary Shares and the Company Class B Ordinary Shares are collectively referred to as “Company Ordinary Shares.”

After the completion of the Amalgamation and prior to the Merger, (1) DMY effected the redemption of the shares of Class A common stock of DMY, par value $0.0001 per share (the “DMY Class A Shares”), initially issued as part of the DMY Units (as defined below) sold in DMY’s initial public offering (the “Public Shares” and the holders of Public Shares, the “Public Shareholders”) that were submitted for redemption and not withdrawn, (2) each outstanding share of Class B common stock of DMY, par value $0.0001 per share (the “DMY Class B Shares”, and together with the DMY Class A Shares, the “DMY Common Stock”), were automatically converted into DMY Class A Shares on a one-for-one basis (the “Class B Share Conversion”), and (3) each unit sold in DMY’s initial public offering (the “DMY Units”) was automatically separated into its component parts (the “Unit Separation”) and the holder of each DMY Unit was deemed to hold one DMY Class A Share and one-half of one warrant to purchase DMY Class A Shares (“DMY Public Warrants”).

At the effective time of the Merger, (a) each outstanding DMY Class A Share (excluding any Public Shares which were redeemed) were automatically converted into the right to receive one Company Class A Ordinary Share, (b) each outstanding whole DMY Public Warrant (including DMY Public Warrants issued upon the Unit Separation) were assumed by the Company and are exercisable for Company Class A Ordinary Shares in lieu of DMY Class A Shares (the “Company Public Warrants”), and (c) each outstanding private placement warrant of DMY initially issued in a private placement simultaneous with DMY’s initial public offering (the “DMY Private Warrants”) was assumed by the Company and will be exercisable for Company Class A Ordinary Shares in lieu of DMY Class A Shares (the “Company Private Warrants”, and together with the Company Public Warrants, the “Company Warrants”).

On December 4, 2025 and March 6, 2026, the Company entered into certain Subscription Agreements (the “PIPE Subscription Agreements”) with DMY, Horizon and certain investors (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 9,196,021 Company Class A Ordinary Shares, at a purchase price equal to $11.82 per share (the “PIPE Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement. The PIPE Private Placement was consummated simultaneously with the closing of the Business Combination. Further, on March 6, 2026, DMY, the Company and Horizon offered to each PIPE Investor the option to elect to satisfy their PIPE Investment by purchasing Open-Market Purchase Shares (as defined below) no later than one (1) Business Day prior to the redemption deadline for the Special Meeting, which purchases would result in a Reduction Right (as defined below). See “Item 4A.--History and Development of the Company -- PIPE Subscription Agreements with PIPE Investors” for more information about the PIPE Private Placement.

As a result of the foregoing transactions, there were 51,578,134 Company Ordinary Shares (consisting of 31,833,549 Company Class A Ordinary Shares and 19,744,585 Company Class B Ordinary Shares) and 6,044,154 Warrants (consisting of 3,159,494 Public Warrants and 2,884,660 Private Warrants) outstanding as of March 19, 2026.

On March 20, 2026, the Company Class A Ordinary Shares and Company Public Warrants commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “HQ” and “HQWWW,” respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements, which statements involve substantial risks and uncertainties. These forward-looking statements include, among other things, the financial conditions, results of operations, earnings outlook and prospects of the Company for the period following the consummation of the Business Combination, statements regarding estimates and forecasts of performance and projections of market opportunity, expectations and timing related to the success, cost and timing of product development activities, financing and other business milestones. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this Report and on the current expectations, forecasts and assumptions of the management of the Company, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this Report include, but are not limited to, statements about:

●	changes in domestic and foreign business, market, financial, political, and legal conditions;

●	economic uncertainty and capital markets disruption, which has been significantly impacted by the current U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates;

●	risks related to our ability to maintain the listing of our Class A Ordinary Shares and Warrants on Nasdaq and operate as a public company;

●	our future financial performance;

●	global economic and political conditions;

●	the potential inability of the Company to manage growth effectively;

●	the Company’s ability to continue to enhance its technology;

●	the ability to recruit, train and retain qualified personnel;

●	risks related to the potential inability to keep pace with product or marketplace innovations;

●	risks related to the Company’s marketing and growth strategies;

●	changes in applicable laws or regulations affecting our business;

●	international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation;

●	the effects of competition on our business; and

●	other risks and uncertainties described in this Report, including those under the section entitled “Risk Factors.”

Forward-looking statements are provided for illustrative purposes only and are not guarantees of performance. You should understand that the factors discussed under the heading “Risk Factors” and elsewhere in this Report could affect our future results, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this Report.

In addition, the risks described under the heading “Risk Factors” are not exhaustive. Other sections of this Report describe additional factors that could adversely affect the businesses, financial conditions, or our results of operations. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause our actual results to differ materially from those contained in any forward-looking statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Market, ranking and industry data used throughout this Report, including statements regarding market size, is based on independent industry surveys and publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in this Report.

In addition, this Report contains statements of belief and similar statements that reflect our current beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this Report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Report.

WAIVER OF SINGAPORE CODE ON TAKE-OVERS AND MERGERS

On February 27, 2026, the Securities Industry Council of Singapore waived the application of the provisions of the Singapore Code on Take-overs and Mergers (the “Singapore Take-over Code”) for the Company subject to certain exceptions (the "Waiver"). Pursuant to the Waiver, the Company is exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S. In connection with the application for the Waiver, the director of the Company at the time had submitted to the Securities Industry Council of Singapore a written confirmation to the effect that the Company believes that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and is therefore of the view that it is in the interests of the Company that the Waiver be obtained.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of Horizon Quantum Holdings Ltd. after the completion of the Business Combination is included under the section “Item 6. Directors, Senior Management and Employees.”

The business address for each of our directors and executive officers is 29 Media Cir. #05-22, Singapore, 138565.

B.	Advisers

Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105 and Rajah & Tann Singapore LLP, 9 Straits View, Marina One West Tower #06-07, Singapore 018937, serve as the Company’s external legal counsel.

C.	Auditors

PKF Littlejohn LLP acted as the independent registered public accounting firm of Horizon Quantum Computing Pte. Ltd., for its financial statements as of December 31, 2024 and 2023, and for the years then ended, and is expected to continue to act as the Company’s independent auditor for the financial year ended December 31, 2025. The address of PKF Littlejohn LLP is 15 Westferry Circus, Canary Wharf, London E14 4HD.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of March 19, 2026, after giving effect to the Business Combination and the PIPE Private Placement.

Pro Forma Combined
As of March 19, 2026	(SGD)
Cash and cash equivalents	138,000,887
Class A ordinary shares	162,945,076
Class B ordinary shares	24,250,204
Accumulated deficit	(61,428,972)
Total Equity	125,911,521
Total Capitalization	125,911,521

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Proxy Statement and Prospectus (as amended and supplemented, the “Proxy Statement/Prospectus”), part of the Company’s Registration Statement on Form F-4, as amended (File No. 333-292737) (the “Form F-4”) in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Horizon Quantum Holdings Ltd. The Company was incorporated under the laws of the Republic of Singapore on August 26, 2025, as an exempt private company limited by shares governed by the Companies Act of 1967 of Singapore. The Company converted to a public company limited by shares on March 4, 2026. The Company’s registered office in Singapore is 9 Straits View, #06-07, Marina One West Tower, Singapore 018937 and its business address is 29 Media Cir. #05-22, Singapore, 138565 and its telephone number is +65 6591 8840.

Business Combination with DMY

On March 19, 2026, the Company consummated the previously announced Business Combination with DMY, pursuant to the Business Combination Agreement by and among DMY, the Company, Merger Sub 1, the Merger Sub 2, and Horizon. See “Explanatory Note” for additional information regarding the Business Combination.

Additional Agreements in connection with the Business Combination

This section describes the material provisions of certain additional agreements entered into pursuant to or in connection with the Business Combination Agreement.

Lock-up Agreements

Pursuant to the Business Combination Agreement, dMY Squared Sponsor LLC (the “Sponsor”), the permitted transferees of the Sponsor (such permitted transferees, together with the Sponsor, the “Holders of Founder Shares”), and the holders of Horizon’s capital stock (the “Lock-Up Securityholders”) entered into lock-up agreements with the Company (the “Lock-Up Agreement”), pursuant to which certain of the Company Ordinary Shares held by the Lock-Up Security Holders (the “Lock-Up Shares”) are subject to lock-up during the period immediately following the Closing until the earlier of (i) the date that is 24 months after the Closing Date and (ii) the date on which the Company completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities, or other property (the “Shares Lock-Up Period”) and the Warrants and underlying Company Ordinary Shares will be subject to lock-up during the period immediately following the Closing Date until the date that is 30 days after the Closing Date (the “Warrants Lock-Up Period”). Prior to the Closing, the Company, Horizon, and DMY agreed to waive the lock-up restrictions on approximately 9.0% of the Company Class A Ordinary Shares held by each non-affiliate shareholders. An aggregate of approximately 39,627,691 million Lock-up Shares are subject to the Share Lock-Up Period, representing approximately 76.9% of the total issued and outstanding Company Ordinary Shares. An aggregate of 2,884,660 Company Private Warrants, and the underlying 2,884,660 Company Class A Ordinary Shares issuable upon the exercise of the Company Private Warrants, are subject to the Warrants Lock-Up Period, representing approximately 47.7% of the issued and outstanding Warrants. The form of Lock-Up Agreement is attached to this Report as Exhibit 4.4.

DMY Support Agreement

In connection with the execution of the Business Combination Agreement, on September 9, 2025, the Sponsor, entered into the a support agreement (the “DMY Support Agreement”) with DMY, the Company, and Horizon. A description of the DMY Support Agreement is included in the Proxy Statement/Prospectus in the section titled “Proposal No. 1 – The Business Combination Proposal – Ancillary Agreements – DMY Support Agreement,” which is incorporated herein by reference. The DMY Support Agreement is attached to this Report as Exhibit 4.1.

Horizon Support Agreement

In connection with the execution of the Business Combination Agreement, on September 9, 2025, DMY, the Company, Horizon, and each of the Horizon Shareholders entered into a support agreement (the “Horizon Support Agreement”). A description of the Horizon Support Agreement is included in the Proxy Statement/Prospectus in the section titled “Proposal No. 1 – The Business Combination Proposal – Ancillary Agreements – Horizon Support Agreement,” which is incorporated herein by reference. The form of Horizon Support Agreement is attached to this Report as Exhibit 4.2.

PIPE Subscription Agreements with PIPE Investors

On December 4, 2025, DMY, the Company, and Horizon entered into PIPE Subscription Agreements with the PIPE Investors, pursuant to which the Company has agreed to issue and sell, and the PIPE Investors agreed to subscribe for and purchase, an aggregate of $110,412,500 of Company Class A Ordinary Shares (the “PIPE Shares”), at a per share price equal to the price at which each share of DMY Class A common stock (the “Public Shares,” and the holders of public Shares, the “Public Shareholders”) may be redeemed in connection with the Business Combination (the “Redemption Price”). At the time of the Business Combination, the Redemption Price was $11.82.

On March 6, 2026, DMY, the Company, and Horizon entered into additional PIPE Subscription Agreements with additional PIPE Investors, pursuant to which the Company has agreed to issue and sell, and the additional PIPE Investors agreed to subscribe for and purchase an additional $1,450,000 of PIPE Shares, at a per share price equal to the Redemption Price. The additional PIPE Investment includes a $1,000,000 investment by Penchant Family Holdings LLC, an entity controlled by Penchant Holdings, Inc., its Managing Member, of which Danielle Lambert serves as its President. Ms. Lambert is a director of the Company.

Further, on March 6, 2026, DMY, the Company and Horizon offered to each PIPE Investor the option to elect to satisfy their PIPE Investment by purchasing Open-Market Purchase Shares (as defined below) no later than one (1) Business Day prior to the redemption deadline for the special meeting held on March 17, 2026 (the “Special Meeting”). The use of either Currently owned Shares and/or Open-Market Purchase Shares which purchases would reduce the number of PIPE Shares that such PIPE Investor is obligated to purchase pursuant to the Subscription Agreement on a one-for-one basis (the “Reduction Right”). An aggregate of 267,807 Open Market Purchase Shares were purchased by a total of three investors (the “Reduced Investors”). “Currently Owned Shares” means shares of DMY Class A Shares the PIPE Investor or its affiliates beneficially own as of March 9, 2026. “Open-Market Purchase Shares” means DMY Class A Shares purchased by the PIPE Investor for its own account pursuant to open-market transactions with third parties at a per share price less than the Redemption Price.

The Reduction Right was subject to the Reduced Investors having agreed (i) not to sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Business Combination, (ii) not to vote any Open-Market Purchase Shares in favor of approving the Business Combination and instead submit a proxy abstaining from voting thereon, and (iii) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Business Combination, not to exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”). With respect to the Currently Owned Shares, the Reduction Right is subject to the PIPE Investors having agreed to, and causing their affiliates to: (i) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Business Combination; (ii) vote all Currently Owned Shares in favor of approving the Business Combination or any extension of DMY; and (iii) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Business Combination or in connection with any extension of DMY, not exercise any such redemption rights (the “Currently Owned Shares Reduction Conditions”). The Reduced Investors were required to deliver a certificate to DMY, the Company and Horizon no later than one Business Days prior to the Redemption Deadline certifying that such PIPE Investor has and will comply with the Open-Market Purchase Reduction Conditions, and Currently Owned Shares Reduction Conditions, among other things. The terms of the Reduction Right are set forth in an Amendment to the PIPE Subscription Agreement, a form of which is included as Exhibit 4.8 to this Report.

The PIPE Investment closed substantially concurrently with the closing of the Business Combination. Pursuant to the PIPE Subscription Agreements, the Company has also agreed to file with the U.S. Securities and Exchange Commission (“SEC”) (at the Company’s sole cost and expense), within 15 business days after the consummation of the PIPE Investment (such deadline subject to extension in the event of SEC closures or the unavailability of required financial statements), a registration statement registering the resale of the PIPE Shares, and to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

In connection with its PIPE Subscription Agreement, the Company, DMY, Horizon and IonQ, Inc. (“IonQ”), one of the PIPE Investors, entered into the IonQ side letter (the “IonQ Side Letter”), which includes, among other things that: (i) IonQ will have a right to select one initial director of the Company to serve on the Company’s board of directors (the “Board”) after the Closing who shall (i) qualify as an independent director under Nasdaq rules, (ii) be unaffiliated with IonQ and (iii) be subject to Horizon’s, the Company’s, and DMY’s approval; (ii) for so long as IonQ holds not less than 5% of the Company’s outstanding voting securities, IonQ will have the right to nominate one director to serve on the Company’s Board who shall (x) qualify as an independent director under Nasdaq rules, (y) be unaffiliated with IonQ and (z) be subject to the Company’s approval; (iii) IonQ will enter into a lock-up agreement with the Company, in substantially the same form as the lock-up agreement included as Exhibit 4.4 to this Report, pursuant to which IonQ will agree not to transfer (except for certain permitted transfers as set forth therein) the PIPE Shares until the earlier of 18 months after the closing date and the Shares Lock-Up Period; (iv) the closing of the IonQ PIPE Subscription Agreement will be conditioned on the entry into a commercial agreement by the parties relating to the purchase by the Company or Horizon of quantum computing hardware from IonQ; and (v) subject to certain exceptions, for so long as IonQ holds not less than 5% of the Company’s outstanding voting securities, IonQ shall have a right to be notified of (x) the Company’s receipt of an offer to acquire 5% or more of its outstanding voting securities or assets and (y) terms of any proposed sale of securities of the Company in which the aggregate proceeds are expected to equal or exceed $10 million. On March 9, 2026, the Company, DMY, Horizon and IonQ agreed to amend the IonQ Side Letter (the “IonQ Amendment”) to waive the entrance into a commercial agreement, as described in (iv) above, as a condition of the IonQ Side Letter. Furthermore, on March 11, 2026, the Company, DMY, Horizon and IonQ agreed to waive the right to select a director, as described in (i) above, as a condition of closing. For the purposes of clarity IonQ have retained the right to propose director nominees as described in (ii) above. The The IonQ Side Letter and the IonQ Amendment are attached to this report as Exhibits 4.15 and 4.16, respectively.

Registration Rights Agreement

In connection with the Closing, the Company, the Sponsor and certain former Horizon Shareholders entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things, the Company agreed that, within 30 calendar days following the Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the Registrable Securities (as defined in the Registration Rights Agreement) held by the holder parties thereto for resale (the “Resale Registration Statement”), and the Company will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein). Additionally, the PIPE Investors have registration rights pursuant to the terms of the PIPE Subscription Agreement.

Approximately 51.6 million Company Class A Ordinary Shares are subject to registration rights pursuant to the Registration Rights Agreement (including Company Class A Ordinary Shares underlying issued and outstanding equity securities of the Company that are exercisable for or convertible into Company Class A Ordinary Shares) and PIPE Subscription Agreements immediately following Closing. The form of Registration Rights Agreement is attached to this Report as Exhibit 4.5.

Warrant Assumption Agreement

In connection with the Closing, pursuant to the Business Combination Agreement, the Company, DMY and Continental Stock Transfer & Trust Company entered into the Warrant Assumption Agreement. Pursuant to the Warrant Assumption Agreement, each DMY Warrant outstanding immediately prior to the effective time of the Merger ceased to be a warrant exercisable for DMY Class A common stock and was assumed by the Company and became a Company Warrant exercisable for Company Class A Ordinary Shares pursuant to the Warrant Assumption Agreement. The form of Warrant Assumption Agreement is attached to this Report as Exhibit 2.4.

Other Information

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://www.horizonquantum.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Following and as a result of the Business Combination, all business of the Company is conducted through the Company and its subsidiaries. A description of the business of the Company is included in the Proxy Statement/Prospectus in the section titled “Information about Horizon,” which is incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, each of Horizon and DMY became a wholly owned subsidiary of the Company. A description of the organizational structure of the Company is included in the Proxy Statement/Prospectus in the section entitled “Summary of the Proxy Statement/Prospectus—Structure Diagrams—Holdco Post-Closing Structure” which is incorporated herein by reference.

D.	Property, Plants and Equipment

The Company’s principal executive offices are located at 29 Media Cir. Alice@Mediapolis, #05-19 to 26, Singapore, 138565 and are leased from BP-Alice LLP with a total size of 8,383 square feet. The Company’s 1,313 square foot Ireland office is located at 24 Fitzwilliam Place, Dublin 2, D02 T296, Dublin, where it has entered an office license agreement with Glandore Business Centres for four office suites.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, our business is conducted through Horizon and its wholly-owned subsidiary. You should read the following discussion and analysis of the financial condition and results of operations of Horizon in conjunction with its consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Horizon and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Report.

Except as otherwise noted, all references to 2024 refer to the year ended December 31, 2024, and all references to 2023 refer to the year ended December 31, 2023. Unless the context requires otherwise, references in this section to “we,” “us,” and “our” generally refer to Horizon.

Overview of Our Business

Horizon is building software infrastructure to make quantum computers accessible to commercial enterprises and hardware providers. By bridging the gap between today’s hardware and tomorrow’s applications, Horizon seeks to equip developers, researchers, and enterprises with the quantum software infrastructure needed to solve real-world problems.

To do this, Horizon is following an ambitious plan to create development tools that can automatically accelerate code written for conventional computers on quantum computers. With this differentiated approach, Horizon is developing methods to generate quantum-accelerated solutions — exploiting quantum effects such as superposition and entanglement — from legacy code and conventional software.

Today, Horizon’s Triple Alpha software is an integrated development environment that gives users access to Horizon’s development, deployment, and execution infrastructure. It empowers developers to create sophisticated, portable, hardware-agnostic quantum programs. Users can code at multiple abstraction levels, compile and optimize programs across many real quantum computers and simulators, and deploy applications as APIs. Horizon has key collaborations with leading hardware providers including Rigetti Computing, Inc., Oxford Quantum Circuits Ltd., Alice & Bob, and QuEra Computing Inc.

Triple Alpha is currently in early access with quantum hardware vendors. Horizon has received inbound interest in early access requests from more than 40 major corporations, 80 universities, 10 quantum software companies, and 15 national labs, government agencies and research organizations.

Horizon is still in the early stages of scaling its business. Since its inception, Horizon has incurred operating losses. Its ability to generate revenue sufficient to achieve profitability will depend heavily on the further development and commercialization of quantum computers and their software infrastructure.

Principal Factors Affecting Our Performance

The growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose risks and challenges, including those discussed below and in “Item 3. Key Information — D. Risk Factors” of this Report, that we must successfully address to achieve growth, improve our results of operations, and generate profits.

Adoption of Quantum Computing. Quantum computing is an emerging technology, and our business model depends heavily on the pace at which quantum computing achieves meaningful adoption. The adoption of quantum computing is heavily influenced by the ability of participants in the quantum industry, including ourselves, to solve technical challenges to reach “quantum advantage,” which is the point at which quantum computers can solve practical problems beyond the capabilities of classical computers. If “quantum advantage” cannot be achieved, takes longer than expected or is limited in scope, then demand for our software infrastructure may be significantly less than expected.

Performance of Strategic Collaborations. An important part of our anticipated growth depends on our ability to enter into and maintain collaborations with quantum computer hardware vendors and our ability to access and integrate with such vendors’ systems. Our prospective performance may be adversely impacted if we are unable to establish meaningful relationships with such vendors or are delayed in doing so, especially with faster-growing hardware makers.

Competitive Marketplace. The market for our solutions is fragmented, rapidly evolving and highly competitive. We face competition from both traditional, larger software vendors offering developer tools and smaller companies offering point products for features and use cases. Many of our competitors have significantly greater financial resources and expertise in research and development and in bringing products to market and also possess recognizable brands and strong institutional and commercial relationships in comparison to us.

Target Customers. We expect that our potential customers will generally be governmental agencies, large enterprises, universities and other research institutions. Our future success will depend on our ability to effectively sell our products to these categories of customers. Moreover, sales and implementation cycles for such customers tend to be longer and these customers can exert greater purchasing power compared to non-governmental agencies or smaller customers.

R&D. Since quantum computing is a rapidly evolving field, our success depends on our ability to develop and commercialize reliable and cost effective software tools that enable software applications to harness quantum hardware. This requires substantial technical expertise and an ability to adapt to an evolving technology landscape and is, therefore, subject to significant uncertainty. If we are not able to make the necessary technical progress, then our products may not achieve commercial viability, which would impair our growth prospects.

Senior Management. Our future success depends on the continuing efforts of Dr. Joseph Fitzsimons and Dr. Si-Hui Tan. We rely on the knowledge and experience that Dr. Fitzsimons and Dr. Tan provide in quantum science and computing technology. They are the cornerstone of our research and development efforts, which have been, and will continue to be, instrumental in our ability to develop our current and future products and services. The market for such positions is intensely competitive, which could increase our costs to attract and retain talented individuals. In the event Dr. Fitzsimons or Dr. Tan were to become unavailable for any reason, including injury, illness or death, there could be a material adverse impact on our operations.

Recent Developments

The Business Combination

On March 19, 2026, the Company consummated the previously announced Business Combination with DMY, pursuant to the Business Combination Agreement by and among DMY, the Company, Merger Sub 1, the Merger Sub 2, and Horizon. See “Explanatory Note” for additional information regarding the Business Combination.

Financings

As of the date of this Report, we have raised an aggregate of $8,384,000 of SAFE financing, as follows: on July 19, 2025, we entered into a SAFE for the purchase price of $3,000,000; between October 7, 2025 and October 9, 2025, we entered into additional SAFEs for an aggregate purchase price of $1,000,000; on November 12, 2025, we entered into a SAFE for the purchase price of $1,384,000; on December 18, 2025, we entered into a SAFE with Harry You DMY’s Chairman, Chief Executive Officer, and Chief Financial Officer, and an affiliate of the Sponsor, for an aggregate purchase price of $500,000; on December 29, 2025, we entered into a SAFE with a purchase price of $2,000,000; and on January 16, 2026, we entered into a SAFE with a purchase price of $500,000.

On March 19, 2026, the Company consummated the PIPE Private Placement simultaneously with the closing of the Business Combination, issuing an aggregate of 9,126,021 Company Class A Ordinary Shares, at a purchase price per share of $11.82, for aggregate gross proceeds of approximately $108 million. The Company also received approximately $13 million as a result of funds disbursed from DMY’s trust account. See the sections titled “Explanatory Note” and “Item 4. Information on the Company – A. History and Development of the Company – Additional Agreements in connection with the Business Combination - PIPE Subscription Agreements with PIPE Investors” for additional information regarding the PIPE Private Placement.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2025 and 2024 and audited consolidated financial statements for the years ended December 31, 2024 and 2023 included elsewhere in this Report.

Comparison of the six months ended June 30, 2025 and 2024

The following table sets forth our results of operations for the periods presented:

	Six Months Ended June 30,
	2024	2025		$ Change	% Change
	SGD	SGD	USD	SGD
Revenue	50,000	50,000	39,311	—	0%

Operating Expenses:
Research and development	1,489,897	5,885,378	4,627,233	4,395,481	295%
Selling and marketing	370,609	784,802	617,031	414,193	112%
General and administrative	1,291,976	2,835,474	2,229,321	1,543,498	119%
Depreciation and amortization	280,802	462,608	363,714	181,806	65%
Total operating expenses	3,433,284	9,968,262	7,837,299	6,534,978	190%
Loss from operations	(3,383,284)	(9,918,262)	(7,797,988)	(6,534,978)	-193%

Other income and (expense):
Interest expense	(41,717)	(6,395)	(5,028)	35,322	85%
Other income	44,526	66,172	52,026	21,646	49%
Foreign exchange (loss) gain	384,140	(405,699)	(318,971)	(789,839)	-206%
Income tax expense	—	—	—	—	—
Net loss	(2,996,335)	(10,264,184)	(8,069,961)	(7,267,849)	-243%

Revenues

We are a development stage company and have not generated any material revenue to date. We intend for our revenues to be predominantly generated from our quantum software development tools. Currently, we provide limited quantum research and development services and recognize our revenues when services are delivered to the customer and all criteria for acceptance have been satisfied and generate nominal revenues in connection with these services. The current sources of revenue are not core to our long-term business model, and we do not anticipate that our current sources to be material drivers of revenue in the future.

Revenues for the six months ended June 30, 2025 were S$0.05 million (US$0.04 million), and S$0.05 million during the six months ended June 30, 2024. This was primarily driven by the completion of revenue contract milestones of the same value under which the Company provided research and development services on quantum algorithms.

Research and development expenses

Research and development expenses consist primarily of personnel related costs, including salaries, share-based compensation, travel and benefits expenses for scientists, software engineers and other technical staff engaged in the design, development and testing of our software and hardware systems. It also includes software and other cloud services subscriptions and third-party costs associated with the operation of our hardware testbed. Research and development expenses increased by S$4.40 million, or 295%, to S$5.89 million (US$4.63 million) for the six months ended June 30, 2025, from S$1.49 million during the six months ended June 30, 2024. The increase was primarily driven by: (a) a S$3.64 million increase in share-based compensation expenses attributable to the vesting of employee share options; (b), a S$0.70 million increase in payroll-related expenses as a result of increased hiring of scientists and engineers; and (c) a S$0.05 million increase in miscellaneous costs from the set up of our hardware testbed and additional cloud service subscription costs.

Selling and marketing expenses

Sales and marketing expenses consist primarily of personnel related costs, including salaries, share-based compensation, travel and benefits expenses for our marketing and commercial operations teams. It also consists of public relations, trade show and other advertising costs associated with developing collaborations and industry engagement. Selling and marketing expenses increased by S$0.41 million, or 112%, to S$0.78 million (US$0.62 million) for the six months ended June 30, 2025 from S$0.37 million during the six months ended June 30, 2024. The increase was primarily driven by a S$0.19 million increase in share-based compensation expenses attributable to the vesting of employee share options, a S$0.15 million increase in payroll-related expenses as a result of increased hiring, as well as a S$0.07 million increase in staff and vendor expenses associated with greater participation in industry conferences compared to the six months ended June 30, 2024.

General and administrative expenses

General and administrative expenses consist primarily of personnel related costs, including salaries, share-based compensation, travel and benefits expenses for our finance, human resources, operations and administrative teams. It also consists of expenses for professional services and compliance, such as legal, audit, accounting, consulting fees as well as insurance, facilities and other overhead expenses. General and administrative expenses increased by S$1.54 million, or 119%, to S$2.84 million (US$2.23 million) for the six months ended June 30, 2025 from S$1.29 million during the six months ended June 30, 2024. The increase was driven by: (a) an increase of S$0.58 million in share-based compensation expenses attributable to the vesting of employee share options; (b) a S$0.39 million increase in IT, insurance, travel expenses and other miscellaneous resulting from higher staff and operational requirements; (c) a S$0.28 million increase in M&A related legal expenses; and (d) a S$0.17 million increase in payroll-related expenses due to increased hiring.

Depreciation and amortization expenses

Depreciation and amortization expenses represent the allocation of Horizon’s property, equipment and intangible assets over their estimated lives. Depreciation and amortization expenses increased by S$0.18 million, or 65%, to S$0.46 million (US$0.36 million) for the six months ended June 30, 2025 from S$0.28 million during the six months ended June 30, 2024. The increase was primarily driven by an increase of S$0.14 million from depreciation of capitalized leasehold improvements associated with renovation works at our offices and an increase of S$0.02 million from depreciation of additional computer and related equipment purchased to support higher staff headcount.

Interest expense

Interest expense for the six months ended June 30, 2025 decreased only nominally versus the comparative period of the prior year.

Share-based compensation expenses

Horizon accounts for share-based compensation arrangements granted to employees in accordance with ASC 718, “Compensation: Stock Compensation” (“ASC 718”), by measuring the grant date fair value of the award and recognizing the resulting expense over the period during which the employee is required to perform services in exchange for the award. Equity-based compensation expense is recognized only for awards subject to performance conditions if it is probable that the performance condition will be achieved. Horizon accounts for forfeitures when they occur.

Share-based compensation expenses recognized under research and development, selling and marketing as well as general and administrative expenses increased by S$4.42 million, or a 3597% increase, to S$4.54 million (US$3.57 million) for the six months ended June 30, 2025 from S$0.12 million during the six months ended June 30, 2024. The increase was attributable to new share option grants and related vesting activity during the six months ended June 30, 2025.

Other income

Other income primarily attributable to interest from fixed-rate deposits for the six months ended June 30, 2025 increased only nominally versus the comparative period of the prior year.

Foreign exchange Gain (Loss)

Foreign exchange losses increased by S$0.79 million, or 206%, to S$0.41 million (US$0.32 million) for the six months ended June 30, 2025 from a gain of S$0.38 million during the six months ended June 30, 2024. This was due to the strengthening of the Singapore dollar against the U.S. Dollar, which adversely impacted the remeasurement of cash and bank balances denominated in U.S. Dollars.

Comparison of the years ended December 31, 2024 and 2023

The following tables set forth our consolidated statement of operations data for the years ended December 31, 2024 and 2023, and the dollar and percentage change between the two years:

	December 31,
	2023	2024		$ Change	% Change
	SGD	SGD	USD	SGD
Revenue	50,000	360,000	263,505	310,000	620%

Operating Expenses:
Research and development	2,239,460	3,458,218	2,531,268	1,218,758	54%
Selling and marketing	732,804	986,566	722,124	253,762	35%
General and administrative	1,821,990	2,911,370	2,130,999	1,089,380	60%
Depreciation and amortization	264,414	855,249	626,006	590,835	223%
Total operating expenses	5,058,668	8,211,403	6,010,397	3,152,735	62%
Loss from operations	(5,008,668)	(7,851,403)	(5,746,892)	(2,842,735)	-57%

Other income and (expense):
Interest expense	(2,339)	(49,457)	(36,200)	(47,118)	-2014%
Other income	1,527	124,085	90,825	122,558	8026%
Foreign exchange (loss) gain	(166,037)	293,601	214,903	459,638	277%
Income tax expense	—	—	—	—	—
Net loss	(5,175,517)	(7,483,174)	(5,477,364)	(2,307,657)	-45%

Comparison of the Years Ended December 31, 2023 and 2024

Revenues

Revenues increased by S$0.31 million, or 620% to S$0.36 million (US$0.26 million) for the year ended December 31, 2024, from S$0.05 million for the year ended December 31, 2023. The increase in revenues was primarily driven by the completion of additional contract milestones under which Horizon provided research and development services on quantum algorithms during the year ended December 31, 2024.

Research and development expenses

Research and development expenses increased by S$1.22 million, or 54%, to S$3.46 million (US$2.53 million) for the year ended December 31, 2024, from S$2.24 million during the year ended December 31, 2023. The increase was primarily driven by a S$1.06 million increase in payroll-related expenses as a result of increased hiring within the research and development teams, as well as a S$0.15 million increase in travel and software costs required to support increased headcount and expanded use of outsourced software development services.

Selling and marketing expenses

Selling and marketing expenses increased by S$0.25 million, or 35%, to S$0.99 million (US$0.72 million) for the year ended December 31, 2024, from S$0.73 million during the year ended December 31, 2023. The increase was primarily driven by a S$0.20 million increase in payroll-related expenses as a result of increased hiring, as well as a S$0.05 million increase in staff and vendor expenses associated with greater participation in industry conferences compared to the prior year.

General and administrative expenses

General and administrative expenses increased by S$1.09 million, or 60%, to S$2.91 million (US$2.13 million) for the year ended December 31, 2024, from S$1.82 million during the year ended December 31, 2023. The increase was driven by a S$0.51 million increase in payroll-related expenses as a result of increased hiring, a S$0.33 million increase in IT expenses, professional and outsourced services to support compliance and other operational requirements, a S$0.14 million increase in travel-related expenses as a result of increased staff and a S$0.11 million increase in shared office rental expenses incurred by our Irish subsidiary, reflecting a full twelve-month rental period compared to the six months recognized in the prior year period.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by S$0.59 million, or 223%, to S$0.86 million (US$0.63 million) for the year ended December 31, 2024, from S$0.26 million during the year ended December 31, 2023. The increase was driven by higher depreciable assets compared to the prior year, from an increase of S$0.28 million from the depreciation of capitalized leasehold improvements associated with renovation work at our offices, an increase of S$0.17 million in the depreciation of right-of-use assets recognized under lease arrangements associated with the acquisition of new office spaces, and an increase of S$0.15 million from the depreciation of additional computer and related equipment purchased to support higher staff headcount and operational requirements.

Interest expense

Interest expense for the year ended December 31, 2024 increased only nominally versus the prior year.

Share-based compensation expenses

Share-based compensation expenses recognized under research and development, selling and marketing as well as general and administrative expenses decreased by S$0.16 million, or a 50% decline, to S$0.16 million (US$0.12 million) for the year ended December 31, 2024, from S$0.32 million during the year ended December 31, 2023. The decrease was driven by less employee share option vesting activity in the year ended December 31, 2024, resulting in reduced expense recognition.

Other income

Other income increased by S$0.12 million, or 8,026%, to S$0.12 million (US$0.09 million) for the year ended December 31, 2024, from S$0.02 million during the year ended December 31, 2023. The increase was primarily driven by interest income earned on cash and cash equivalent balances placed in fixed deposit bank accounts.

Foreign exchange Gain (Loss)

Foreign exchange gain increased by S$0.46 million, or 277%, to S$0.29 million (US$0.21 million) for the year ended December 31, 2024, from a loss of S$0.17 million during the year ended December 31, 2023. This was primarily attributable to the weakening of the Singapore dollar against the U.S. Dollar, which positively impacted the remeasurement of cash and bank balances denominated in U.S. Dollars.

Liquidity and Capital Resources; Going Concern

Our operations have been financed primarily through net proceeds from the issuance of Series A convertible preference shares. As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of S$0.9 million (US$0.7 million) and S$6.6 million (US$4.9 million), respectively.

Our cash is primarily used in two areas, first to fund operating expenses related to the growth of our business, especially for research and development activities, including personnel related costs and overhead associated with the development and testing of our software and hardware systems. Cash is also used to support sales and marketing activities focused on building new collaborations, maintaining existing ones, funding industry engagement efforts and to support company operations in the areas of compliance, legal, accounting, facilities and other overheads. The other significant area of cash use is capital expenditures related to the acquisition of equipment and related components to build our hardware testbed.

We incurred net losses of S$10.3 million and S$7.5 million for the six months ended June 30, 2025 and for the years ended December 31, 2024, respectively. As of June 30, 2025, we had an accumulated deficit of S$31.6 million. Expenses are expected to increase in the current fiscal year ended December 31, 2025, primarily due to increased hiring across all functions, and additional overhead required to support increased headcount as well as expenses incurred in bringing the company public. Cash flows of Horizon may not be sufficient to sustain the expansion required, including costs associated with the acquisition of equipment and related components to build our hardware testbed. With our current cash and cash equivalents, our ability to continue as a going concern through the next twelve months is dependent upon our ability to raise sufficient capital to fund our annualized operating and capital expenditure cash requirements of approximately US$12.6 million.

Our future capital requirements will depend on many factors including our ability to begin to recognize revenue and our revenue growth rate, the timing and extent of spending to support further research and development and sales and marketing efforts. In order to finance these opportunities, we will need to raise additional capital. However, we may not be able to raise additional capital on terms acceptable to Horizon or at all. To the extent that Horizon raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Horizon raises funds through collaborations, or other similar arrangements with third parties, it may have to relinquish valuable rights to its quantum computing technology on terms that may not be favorable to Horizon and/or may reduce the value of Horizon’s shares. If we are unable to raise additional capital when desired, we may be required to delay, limit, reduce or terminate our quantum computing development efforts, and our business, results of operations and financial condition would be materially and adversely affected.

The primary objective of our capital management is to ensure that we obtain and maintain a sound capital position in order to support the development of our business and maximize shareholder value. The completion of the Business Combination and our public listing on Nasdaq are expected to provide us with access to the public markets and the ability to raise additional capital for growth. However, we cannot assure you that we will be able to raise capital on terms acceptable to Horizon or at all. These and other factors raise substantial doubt about our ability to continue as a going concern. The financial statements included elsewhere in this Report do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in our inability to continue as a going concern.

Financings

As of the date of this Report, we have raised an aggregate of $8,384,000 of SAFE financing, as follows: on July 19, 2025, we entered into a SAFE for the purchase price of $3,000,000; between October 7, 2025 and October 9, 2025, we entered into additional SAFEs for an aggregate purchase price of $1,000,000; on November 12, 2025, we entered into a SAFE for the purchase price of $1,384,000; on December 18, 2025, we entered into a SAFE with Harry You DMY’s Chairman, Chief Executive Officer, and Chief Financial Officer, and an affiliate of the Sponsor, for an aggregate purchase price of $500,000; on December 29, 2025, we entered into a SAFE with a purchase price of $2,000,000; and on January 16, 2026, we entered into a SAFE with a purchase price of $500,000. Under the terms of the SAFEs, we are permitted to use up to sixteen percent (16%) of the principal amount to fund our working capital requirements and effectuate share buybacks and cancellations of outstanding shares or then vested options of Horizon. The remaining eighty-four percent (84%) is required to be used exclusively to fund our working capital requirements or expenditures approved by the purchaser of the SAFE.

On March 19, 2026, the Company consummated the PIPE Private Placement simultaneously with the closing of the Business Combination, issuing an aggregate of 9,126,021 Company Class A Ordinary Shares, at a purchase price per share of $11.82, for aggregate gross proceeds of approximately $108 million. The Company also received approximately $13 million as a result of funds disbursed from DMY’s trust account. See the sections titled “Explanatory Note” and “Item 4. Information on the Company – A. History and Development of the Company – Additional Agreements in connection with the Business Combination - PIPE Subscription Agreements with PIPE Investors” for additional information regarding the PIPE Private Placement.

In terms of prior financings, Horizon closed its Horizon Series A Preference Shares fundraise in March 2023 for proceeds of US$18.1 million, Horizon Seed Plus Convertible Preference Shares fundraise in April 2020 for proceeds of US$2.35 million and Horizon Seed Convertible Preference Shares fundraise in December 2018 for proceeds of S$1.15 million.

Cash Flows

Comparison of the six months ended June 20, 2025 and 2024

The following table summarized our cash flows for the periods presented:

	Six Months Ended June 30,
	2024	2025		$ Change	% Change
	SGD	SGD	USD	SGD
Net cash used in operating activities	(2,634,226)	(5,198,008)	(4,086,805)	(2,563,782)	-97%
Net cash used in investing activities	(1,759,439)	(251,703)	(197,895)	1,507,736	86%
Net cash provided by financing activities	—	—	—	—	—

Operating Activities

Net cash used in operating activities during the six months ended June 30, 2025, was S$5.2 million (US$4.1 million), resulting primarily from a net loss of S$10.3 million, adjusted for non-cash charges of S$4.5 million in share-based compensation expense, S$0.5 million in depreciation and amortization, S$0.4 million of unrealized foreign exchange loss and offset by S$0.3 million of changes in working capital. The increase in net cash used in operating activities from the prior year was primarily related to the Company’s increase in hiring of research and development personnel and associated operational support costs.

Net cash used in operating activities during the six months ended June 30, 2024, was S$2.6 million, resulting primarily from a net loss of S$3.0 million, adjusted for non-cash charges of S$0.3 million in depreciation and amortization and S$0.1 million in share-based compensation expense, followed by S$0.3 million of changes in working capital and offset by S$0.4 million in unrealized foreign exchange gain.

Investing Activities

Net cash used in investing activities during the six months ended June 30, 2025, was S$0.3 million (US$0.2 million) representing additions of S$0.2 million of purchases relating to computer and office equipment to support increased staff headcount and operational requirements and additions of S$0.1 million to equipment primarily related to the development of a quantum computing system.

Net cash used in investing activities during the six months ended June 30, 2024, was S$1.8 million representing additions of S$1.2 million to equipment primarily related to the development of a quantum computing system, S$0.5 million attributable to capital expenditures for office renovation works and additions of S$0.1 million of purchases relating to computer and office equipment to support increased staff headcount and operational requirements.

Financing activities

Net cash provided by financing activities during the six months ended June 30, 2025 and 2024, was nil for the period as the Company did not undertake any financing transactions.

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our cash flows for the periods presented:

	December 31,
	2023	2024		$ Change	% Change
	SGD	SGD	USD	SGD
Net cash used in operating activities	(4,858,717)	(7,429,105)	(5,437,788)	(2,570,388)	-53%
Net cash used in investing activities	(585,472)	(2,733,902)	(2,001,099)	(2,148,430)	-367%
Net cash provided by financing activities	6,639,522	—	—	(6,639,522)	-100%

Operating Activities

Horizon’s cash flows from operating activities are significantly affected by the growth of its business primarily related to research and development, sales and marketing, and general and administrative activities. Horizon’s operating cash flows are also affected by its working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities during the year ended December 31, 2024, was S$7.4 million (US$5.4 million), resulting primarily from a net loss of S$7.5 million, adjusted for non-cash charges of S$0.9 million in depreciation and amortization, S$0.2 million in share-based compensation and offset by S$0.7 million of changes in working capital and S$0.3 million of unrealized foreign exchange gain. The increase of S$2.6 million in net cash used in operating activities from the prior year was primarily related to a S$1.9 million increase in personnel expenses, of which S$1.5 million was from increased hiring, primarily within the research and development team as well as a S$0.4 million increase in staff bonuses, other miscellaneous payments and associated operational support costs, including S$0.1 million in facilities expenses, S$0.1 million in travel related expenses as a result of increased staff and greater participation in industry conferences compared to the prior year, and an increase of S$0.1 million in professional and outsourced services to support compliance and other operational requirements.

Net cash used in operating activities during the year ended December 31, 2023, was S$4.9 million, resulting primarily from a net loss of S$5.2 million, adjusted for non-cash charges of S$0.3 million in depreciation and amortization, S$0.3 million in share-based compensation expense, S$0.2 million in unrealized foreign exchange loss and offset by S$0.4 million of changes in working capital.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2024, was S$2.7 million (US$2.0 million) representing additions of S$1.7 million to equipment primarily related to the development of a quantum computing system, additions of S$0.9 million attributable to capital expenditures for office renovation works, and additions of S$0.1 million of purchases relating to computer and office equipment to support increased staff headcount and operational requirements.

Net cash used in investing activities during the year ended December 31, 2023, was S$0.6 million representing additions of S$0.6 million to computer equipment related to operational requirements.

Financing activities

Net cash provided by financing activities during the year ended December 31, 2024, was nil for the period as Horizon did not undertake any financing transactions.

Net cash provided by financing activities during the year ended December 31, 2023, was S$6.6 million, reflecting net proceeds from the issuance of Series A convertible preference shares.

Contractual Obligations

Horizon leases office space in Singapore under two operating lease agreements with remaining lease terms of around 18 months. The lease agreements provide for monthly rental payments and other service charges. See “Note 7 — Right-Of-Use Assets and Lease Liabilities” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this Report for more information. Horizon also entered a material purchase commitment with Maybell Quantum Industries Inc. to purchase capital equipment related to its hardware testbed. The unpaid contract value of the agreement is approximately US$581 thousand and payment is required upon delivery and acceptance of the equipment and is expected to close in mid 2026.

Off-Balance Sheet Arrangements

As of June 30, 2025 and through the date of this Report, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the company. In accounting for share-based compensation, the use of valuation methods for awards granted when the Horizon Ordinary Shares are not publicly traded, the use of estimates in option valuation model inputs such as expected volatility, term of options, risk-free interest rates are subjective and the change in these assumptions can materially affect the amount of share-based compensation expense recognized in the consolidated financial statements.

Revenue Recognition

See “Note 2 — Revenue Recognition” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this Report.

Leases

See “Note 2 — Leases” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this Report.

Share-Based Compensation

See “Note 2 — Share-Based Compensation” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this Report.

Foreign Operations and Foreign Currency Translation

See “Note 2—“Foreign Operations Foreign Currency Translation” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this report.

Loss Contingencies

In the future, we may be involved in various legal proceedings, claims, and regulatory, tax, and government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. We will record a liability when we believe that a loss is probable, and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, we disclose the possible loss in the accompanying notes to our consolidated financial statements. If we determine that a loss is reasonably possible, but the loss or range of loss cannot be reasonably estimated, we will state in the accompanying notes to our consolidated financial statements that an estimate of the loss cannot be made.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Horizon conducts operations through its Ireland subsidiary and we incur expenses and record assets and liabilities in local currencies such as the Euro. Accordingly, fluctuations in foreign currency exchange rates relative to the Singapore Dollar may impact our consolidated financial statements. For the year ended December 31, 2024 and 2023, Horizon reported foreign currency translation loss of approximately S$294 thousand and a gain of approximately S$166 thousand, respectively. Horizon expects that its exposure to loss in future earnings, fair values or cash flows resulting from foreign exchange risk will increase as its operations in Ireland grow and as a result of future sales in other global markets, such as North America and Europe. Horizon has not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations, and cash flows is included in Note 2, to Horizon’s notes to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, Horizon is an emerging growth company (“EGC”). As such, Horizon will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

The Company will remain an EGC until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which the Company has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which the Company is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the Company has been a public company for at least 12 months and the market value of its Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Following the consummation of the Business Combination, the business and affairs of the Company is managed by or under the direction of the Board. Officers of the Company will be elected by the Board from time to time and will hold office for the term as determined by the Board. The Board currently consists of four individuals.

The following table sets forth certain information, as of the date of this Report, concerning the persons who serve as directors and executive officers of the Company. Additionally, pursuant to the IonQ Side letter, IonQ has the right to select one initial director of the Company to serve on the Company’s Board who shall (i) qualify as an independent director under the Nasdaq Rules, (ii) be unaffiliated with IonQ and (iii) be subject to the Company’s and DMY’s approval. We will disclose IonQ’s designee by filing a Form 6-K.

Name	Age	Position
Executive Officers
Dr. Joseph F. Fitzsimons	44	Chief Executive Officer and Chairman of the Board of Directors
Gregory M. Gould	57	Chief Financial Officer
Dr. Si-Hui Tan	44	Chief Science Officer
Catherine Fitzsimons	42	Chief Legal and Compliance Officer, EVP of Strategic Initiatives and Company Secretary (effective May 11, 2026)
Non-Employee Directors
Harry L. You	65	Director
Danielle Lambert	49	Director
Jill Turner	49	Director

Executive Officers and Directors of the Company

Dr. Joseph Fitzsimons  is our Chairman and Chief Executive Officer following the Business Combination, and has been the Chief Executive Officer of Horizon since March 2019, after founding Horizon in January 2018. Dr. Fitzsimons is an academic authority on quantum computing with extensive research and development expertise. Prior to Horizon, from May 2013 to February 2019, Dr. Fitzsimons was a professor at the Singapore University of Technology and Design, achieving the position of a tenured associate professor in 2018. In addition, from November 2010 until February 2019, Dr. Fitzsimons held various position at the Center for Quantum Technologies in Singapore, ultimately becoming a Principal Investigator in 2017, a position Dr. Fitzsimons held for the remainder of his time there. Prior to that, between October 2007 and September 2010, Dr. Fitzsimons simultaneously held positions as a Senior Research Fellow and a Junior Research Fellow within Oxford University’s Department of Materials and Merton College, respectively. Additionally, from 2006 until 2007, Dr. Fitzsimons was a Graduate Teaching Assistant at Oriel College. Dr. Fitzsimons has held multiple visiting positions at academic institutions between 2006 and 2018, included at the University of California, Berkley, University College in Dublin, Ireland and the Institute for Quantum Computing at the University of Waterloo. Dr. Fitzsimons has received several awards and distinctions, most notably from the MIT Technology Review, the Singapore National Research Foundation and the University of Oxford. Since 2008, Dr. Fitzsimons has been awarded ten research grants from a variety of governmental and academic institutions. Dr. Fitzsimons received his doctorate in 2007 from the University of Oxford’s Department of Materials, having completed a doctoral thesis titled Architectures for Quantum Computation under Restricted Controls. Prior to this, he was awarded his Bachelor of Science in theoretical physics from University College Dublin, Ireland, achieving first class honors. Dr. Fitzsimons’ work has been cited over 6,900 times, he is listed as an inventor on three patents related to quantum computing, has authored in excess of 60 publications and is a member of multiple professional societies, including as president of the Southeast Asia Quantum Industry Association and as board member of the Irish Chamber of Commerce in Singapore.

Gregory Gould is our Chief Financial Officer following the Business Combination and has been the Chief Financial Officer of Horizon since August 2025. Mr. Gould is a seasoned professional with deep investment and operational expertise in the tech sector, from AI, to FinTech, InsurTech, blockchain, retail tech and PropTech. In addition to his role at Horizon, Mr. Gould acts as a strategic advisor to Penchant Holdings, Inc., and as a venture partner with 14 Peaks Capital Advisors LLC, positions he has held since December 2024 and May 2022, respectively. Mr. Gould’s participation in 14 Peaks Capital is voluntary and advisory, and he receives no remuneration for any services he may choose to provide. 14 Peaks Capital does not participate in the quantum computing market, and Horizon does not consider Mr. Gould’s involvement with them to be a conflict of interest with Horizon’s interests or Mr. Gould’s time. From December 2023 to May 2024, Mr. Gould was the Chief Financial Officer of FitMatch Inc., a leading AI-driven ‘FitTech company that lets consumers find correct-fitting clothing. Prior to Fit, from May 2022 to September 2023, Mr. Gould was the Chief Financial Officer of Groundspeed Analytics, Inc., an InsurTech solution provider, where he rebuilt the finance team and successfully raised funding and helped drive a merger with Two Sigma Insurance Quantified, LP (a/ka/ Insurance Quantified). Earlier in his career, from January 2019 to January 2021, Mr. Gould was a Senior Vice President at Quarters Holdings GmbH, a PropTech company. From July 2017 to August 2019, was a Senior Advisor at CORESTATE Capital Holdings S.A. (XTERA: CCAP.DE), an investment manager and co-investor. Finally, Mr. Gould began his career at Goldman Sachs Group, Inc. (“Goldman”), where he became a Managing Director and Co-Deputy Director of Goldman’s Global Technology Investment Research Group, leading equity and fixed income transactions. In 2023, Mr. Gould was identified as a “Top 25 CFO” of Miami by TheTopCFOs.com (f/k/a Finance & Investing), a publication focusing on business news and corporate actions related to banking, finance, and other topics relevant to public and private markets. Mr. Gould obtained his Bachelor of Science in Finance, Sloan School of Management from Massachusetts Institute of Technology, in 1990.

Dr. Si-Hui Tan is our Chief Science Officer following the Business Combination and has been the Chief Science Officer of Horizon since March 2019. Dr. Tan is an accomplished academic and researcher in the field of quantum computing, with extensive experience in research and development. Prior to Horizon, from October 2013 to February 2019, Dr. Tan was a research Scientist at the Singapore University of Technology and Design, where she specialized in research and development as it pertains to quantum computation. Before her time at the Singapore University of Technology and Design, from December 2010 to October 2013, Dr. Tan was a research scientist at A*Star Data Storage Institute, where her research focused primarily on quantum optics and quantum communications. Dr. Tan has received ten academic honors and awards, most recently, as a 2025 SG Digital Leader and in 2021 she was named as a Singapore 100 Women in Tech. Dr. Tan’s publications have also been cited over 1800 times. Dr. Tan obtained her Doctor of Philosophy in Physics from Massachusetts Institute of Technology, and her Bachelor of Science in Physics from the California Institute of Technology (Caltech).

Catherine Fitzsimons will serve as the Chief Legal and Compliance Officer, EVP of Strategic Initiatives and Company Secretary of the Company beginning on May 11, 2026, and will be responsible for overseeing all the legal, regulatory, compliance and corporate governance matters relating to the Company. Since February 2015, Ms. Fitzsimons has served in various roles at Fidelity International Ltd. (“Fidelity”), ultimately achieving the title Director of Strategic Initiatives. Over the course of her time with Fidelity, Ms. Fitzsimons served as Head of Global Product Legal and provided legal support and advice in relation to Fidelity’s European and Cross-Border fund ranges. Additionally, Ms. Fitzsimons has served as a non-executive director on Fidelity’s Irish fund ranges. Prior to joining Fidelity, between May 2009 and January 2015, Ms. Fitzsimons practiced financial services law with a specific focus on asset management and investment funds, advising a wide range of domestic and international clients on all aspects of their business, including their asset management activities, and the structuring, establishment, marketing and sale of investment vehicles in Ireland and other jurisdictions. Ms. Fitzsimons is a member of the Law Society of Ireland, and has also acted as a lecturer and internal examiner. Ms. Fitzsimons is a certified investment fund director and holds a Bachelor of Civil Law and a Post-Graduate Diploma in International Financial Services Law from University College Dublin, as well as a Diploma in Applied Finance Law.

Harry L. You serves as our director following the Business Combination and previously served as the Chairman and a Director of DMY from March 3, 2022 to the date of the Merger, as well as the Chief Financial Officer of DMY from February 15, 2022 to the date of the Merger, and the Chief Executive Officer of DMY from February 26, 2025 to the date of the Merger. Mr. You is also currently the Executive Chairman of Berto Acquisition Corp. From March 3, 2022 until his resignation on March 15, 2023, Mr. You also served as the Co-Chief Executive Officer of DMY. Previously, Mr. You was the Chairman of the board of Coliseum Acquisition Corp. (“Coliseum”) from June 2023 to December 2024 and interim Chief Executive Officer and interim Chief Financial Officer of Coliseum from June 2023 to July 2023. He has served as the Executive Chairman and a director of Rain Enhancement Technologies Holdco Inc. since the company combined with Coliseum on December 31, 2024. He has also been a member of the audit committee of Broadcom Inc. since January 2019 as well as Chairman of the Compensation Committee and a member of the Executive Committee of the board of directors of Broadcom. Previously, he was Chief Financial Officer from September 2016 to August 2019 and President in May 2019 and from September 2016 to February 2019 of GTY, a software as a service company that offers cloud-based solutions for the public sector. He was Executive Vice President in the Office of the Chairman of EMC Corporation (“EMC”) from 2008 to 2016. When Mr. You joined EMC in 2008, he oversaw corporate strategy and new business development, including mergers and acquisitions, joint ventures and venture capital activity. He was Chief Executive Officer from 2005 to 2007 and Interim Chief Financial Officer from 2005 to 2006 of BearingPoint Inc. He was Executive Vice President and Chief Financial Officer of Oracle Corporation (“Oracle”) from 2004 to 2005. Prior to joining Oracle, he held several key positions in finance, including as Chief Financial Officer of Accenture Ltd. and managing director in the Investment Banking Division of Morgan Stanley. He also served as a trustee of the U.S. Olympic Committee Foundation from 2016 to 2022. Mr. You served as a director and Chairman of the audit committee of IonQ, Inc. from October 2021 to February 2025. Mr. You served as Vice Chairman of the board of GTY from February 2019 to July 2022 and as director of Coupang, Inc. from January 2021 to June 2023, Genius Sports from April 2021 to December 2022, Rush Street from September 2019 to June 2022, dMY II (a special purpose acquisition company) from June 2020 to April 2021, dMY IV (a special purpose acquisition company) from December 2020 to April 2023, and Korn/Ferry International from 2005 to 2016. Mr. You holds an M.A. in Economics from Yale University and a B.A. in Economics from Harvard College. The Board has determined that Mr. You is well-qualified to serve on our Board due to his extensive and varied deal experience throughout his career, including his experience structuring Dell Technologies Inc.’s $67 billion acquisition of EMC as EMC’s Executive Vice President, his experience as a member of IonQ’s board of directors, his network of contacts in the technology sector, and his prior special purpose acquisition company experience with DMY and eight other special purpose acquisition companies (GTY, dMY I, dMY II, dMY III, dMY IV, dMY VI, Coliseum, and Berto).

Danielle Lambert serves as our director following the Business Combination. Currently, Ms. Lambert serves as Chief Executive Officer and Founder of Penchant Holdings, Inc. (“Penchant”), a position she has held since December 2022. Prior to Penchant, between May 2010 and February 2014, Ms. Lambert was an initial investor and served as an advisor to Nest Labs, Inc. through their acquisition by Alphabet, Inc. Additionally, between October 2000 and November 2008, Ms. Lambert served in various capacities at Apple Inc. (“Apple”), ultimately achieving the title of Vice President of Human Resources. While at Apple, Ms. Lambert played a pivotal role in building the teams behind some of Apple’s most iconic products. Ms. Lambert was selected to serve on our Board because of her extensive experience in early-stage business development and human resource expertise.

Jill Turner serves as our director following the Business Combination. Currently, Ms. Turner serves as Chief Human Resources Officer for Broadcom Inc. (“Broadcom”), a position she has held since April 2021. At Broadcom, Ms. Turner is the lead global Human Resources function and is responsible for all strategic human resources activity. Prior to Broadcom, between October 2013 and March 2021, Ms. Turner served as a human recourses senior vice president for Lumen Technologies, Inc., f/k/a Century Link, Inc., (“Lumen”). Prior to Lumen, between October 2013 and January 2000, Ms. Turner held various leadership positions within the human resources department at Honeywell International Inc. Ms. Turner received both her Master of Human Resources and Industrial Relations and her Bachelor of Science in Kinesiology from the University of Illinois at Urbana-Champaign. Ms. Turner was selected to serve on our Board due to her extensive experience in corporate leadership and human resources.

Family Relationships

Ms. Catherine Fitzsimons is the sister of Horizon’s and the Company’s Chief Executive Officer and Chairman, Joseph Fitzsimons.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated constitution (“A&R Constitution”) contains provisions requiring that we indemnify our directors, officers, and executives against all costs, charges, losses, expenses, and liabilities incurred by them the execution of their duties or in relation thereto, and to advance expenses (including attorneys’ fees) incurred in defending any action, suit or proceeding for which indemnification would be allowed, all to the extent permissible under Singapore law and the A&R Constitution. In addition, the Company has entered into an indemnification agreement with each of its directors and executive officers that provides for indemnification of that director and/or executive officer against certain claims that arise by reason of their status or service as a director or executive officer. The Company has purchased directors and officers liability insurance to cover its indemnification obligations to its directors and executive officers as well as to cover directly certain claims made against its directors and executive officers.

B.	Compensation

Horizon Executive Officer and Director Compensation

The aggregate cash compensation paid by Horizon to its executive officers and directors who, following the consummation of the Business Combination, also serve as executive officers and directors of the Company, for the year ended December 31, 2025, was S$0.95 million. This amount includes S$0.07 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. 285,300 employee share options, covering 285,300 Company Class A Ordinary Shares, were awarded by Horizon to the same individuals during the year ended December 31, 2025. Such options have an exercise price of S$16.07 per share and an expiration date of August 15, 2035.

As a foreign private issuer, we will comply with home country compensation disclosure requirements and certain exemptions thereunder rather than the SEC disclosure requirements applicable to U.S. domestic issuers. Under Singapore law, Horizon is not required to disclose compensation paid to its executive officers and directors on an individual basis and this information has not otherwise been publicly disclosed.

Executive Officer and Director Compensation Following the Business Combination

Overview

The policies of the Company with respect to the compensation of its executive officers and directors following the Business Combination are administered by our Board in consultation with the compensation committee of the Board. The compensation decisions regarding our executives will be based on our need to retain those individuals who continue to perform at or above our expectations and to attract individuals with the skills necessary for us to achieve our business plan. We intend to establish an executive compensation program that is competitive with other similarly situated companies in its industry following completion of the Business Combination.

It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages. We believe that performance-based and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Our executive officers receive a combination of cash and equity-based compensation. Our compensation committee is charged with performing an annual review of our cash and equity-based compensation programs to determine whether such programs provide appropriate incentives to our executive officers, including whether such incentives are aligned with those provided to similarly situated executive officers in its industry. In addition to the guidance provided by its compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Employment Agreements

In connection with the Business Combination, we entered into employment agreements with our Chief Executive Officer, Chief Financial Officer, and our Chief Legal and Compliance Officer, EVP of Strategic Initiatives and Company Secretary, which agreements include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment and for certain periods following a termination of employment. This summary is qualified in its entirety by the Form of Singapore Executive Officer Employment Agreement and Form of Irish Executive Officer Employment Agreement, which are included as Exhibits 4.10 and 4.14 to this Report, respectively.

Company Incentive Plan

We have adopted the Horizon Quantum Holdings Ltd. 2026 Equity Incentive Plan, which is referred to in this Report as the “2026 Plan,” and which is included as Exhibit 4.11 to this Report. Information regarding the 2026 Plan is included in the Proxy Statement/Prospectus under the section titled “Horizon Executive and Director Compensation – Holdco Incentive Plan” which is incorporated herein by reference.

2026 Employee Share Purchase Plan

The Board and our shareholders have approved and adopted the Horizon Quantum Holdings Ltd. 2026 Employee Share Purchase Plan (the “ESPP”). and which is included as Exhibit 4.12 to this Report. Information regarding the 2026 Plan is included in the Proxy Statement/Prospectus under the section titled “Horizon Executive and Director Compensation – 2026 Employee Share Purchase Plan” which is incorporated herein by reference.

C.	Board Practices

Director Independence

As a result of its securities being listed on Nasdaq following consummation of the Business Combination, the Company will adhere to the rules of Nasdaq in determining whether a director is independent. In connection with the consummation of the Business Combination, the Board undertook a review of the independence of the members of the Board and determined that Harry You, Danielle Lambert, and Jill Turner qualify as “independent” as defined under the applicable Nasdaq rules.

The Nasdaq definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Company and has not received certain payments from, or engaged in various types of business dealings with, the Company. In addition, as further required by the Nasdaq Listing Rules, the Board will make a subjective determination as to each director nominee’s independence and expects to determine that no relationships exist which, in the opinion of the Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviews and discusses information provided by the directors with regard to each director’s business and personal activities as they may relate to the Company and its management.

Upon the Closing, the Board was comprised of a majority of “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Controlled Company

Dr. Fitzsimons holds approximately 65.0% of the voting power of our voting securities for the election of directors. As a result, we are a controlled company within the meaning of the Nasdaq rules, and, as a result, may qualify for exemptions from certain corporate governance requirements.

Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that if a listed company has a nominating and governance committee, it be composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee, if applicable, and compensation committee.

Controlled companies must comply with Nasdaq’s other corporate governance standards. These include having and audit committee and the special meetings of independent or non-management directors.

Although we qualify as a “controlled company,” we do not currently to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of Nasdaq. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of Nasdaq, which could adversely affect the protections for other shareholders.

Committees of the Board

The Board has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of the Board are described below. Members serve on these committees until their resignation or until otherwise determined by the Board. We may establish other committees as we deem necessary or appropriate from time to time.

Audit Committee

The audit committee of the Board was established upon the Closing and currently consists of Harry You (Chair), Danielle Lambert, and Jill Turner. The Board has determined that all of the members of the audit committee qualify as “independent” under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act, and that Harry You qualifies as an “audit committee financial expert” within the meaning of SEC regulations. Each member of the audit committee is able to read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee is to discharge the responsibilities of the Board with respect to corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of the audit committee include:

●	helping the Board oversee corporate accounting and financial reporting processes;

●	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing related person transactions; obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

●	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee of the Board was established upon the Closing and currently consists of Jill Turner (Chair) and Danielle Lambert. The Board has determined that all members of the compensation committee qualify as “independent” under the Nasdaq listing standards and as “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee is to discharge the responsibilities of the Board in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee include:

●	reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

●	reviewing and recommending to the Board the compensation of directors;

●	administering the equity incentive plans and other benefit programs;

●	reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

●	reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee was established upon the Closing and currently consists of Danielle Lambert (Chair) and Harry You. The Board has determined that all members of the nominating and corporate governance committee qualify as independent under the Nasdaq listing standards.

Specific responsibilities of the nominating and corporate governance committee include:

●	identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by shareholders, to serve on the Board;

●	considering and making recommendations to the Board regarding the composition and chairmanship of the committees of the Board;

●	developing and making recommendations to the Board regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

●	overseeing periodic evaluations of the performance of the Board, including its individual directors and committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of the Company. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers who serve as a member of the Board or compensation committee.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website. In addition, we post all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code on our website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Report.

Limitation on Liability and Indemnification of Directors and Officers

Our A&R Constitution contains provisions requiring us to indemnify our directors, officers, and executives against all costs, charges, losses, expenses, and liabilities incurred by them the execution of their duties or in relation thereto, and to advance expenses (including attorneys’ fees) incurred in defending any action, suit or proceeding for which indemnification would be allowed, all to the extent permissible under Singapore law and the A&R Constitution. In addition, we entered into an indemnification agreement with each of our directors and executive officers that provides for indemnification of that director and/or executive officer against certain claims that arise by reason of their status or service as a director or executive officer. We carry directors and officers liability insurance to cover our indemnification obligations to our directors and executive officers as well as to cover directly certain claims made against our directors and executive officers.

Duties of Directors

Under Singapore law, members of the board of directors of a Singapore company owe certain fiduciary duties towards the company, including a duty to act in good faith in the interests of the company, a duty to act honestly and to use reasonable diligence in the discharge of the duties of their office. Directors generally owe fiduciary duties to the company, and not to the company’s individual shareholders. The company’s shareholders may not have a direct cause of action against its directors. The company has a right to seek damages if a duty owed by directors is breached.

Subject to applicable law and our constitution, the directors may at their discretion exercise all powers of the company to borrow or otherwise raise money, to mortgage, charge or hypothecate all or any of its property or business including any uncalled or called but unpaid capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Subject to the Singapore Companies Act, every director who is, in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must as soon as is practicable after the relevant facts have come to his or her knowledge declare the nature of his or her interest at a meeting of the directors of the company, or send a written notice to the company containing details on the nature, character and extent of his or her interest in the transaction or proposed transaction with the company. Under the company’s constitution, (i) every director shall observe such provisions of the Singapore Companies Act relating to the disclosure of the interests in transactions or proposed transactions with the company or of any office or property held by him which might create duties or interests in conflict with his duties or interests as a director; (ii) subject to such disclosure, a director shall be entitled to vote in respect of any transaction or arrangement in which he is interested; and (iii) such director shall be taken into account in ascertaining whether a quorum of a meeting is present.

Terms of Directors and Officers

Pursuant to the A&R Constitution, our directors may be appointed and removed by an ordinary resolution of shareholders. The directors shall have power at any time to appoint any person who is willing to act as a director, to fill any vacancies on the Board arising other than upon the removal of a director by ordinary resolution. Any such appointment shall be as an interim director to fill such vacancy until the next general meeting of the Company (and such appointment shall terminate at the commencement of such general meeting of the Company). Our directors are not automatically subject to a term of office and shall hold office until such time as they are removed from office by an ordinary resolution. In addition, a director will cease to be a director if he (i) becomes prohibited by law from being a director; (ii) ceases to be a director by virtue of any provisions of The Companies Act of 1967; (iii) he shall resign (not being a director holding any executive office for a fixed term) by writing under his hand left at the Company’s office or if he shall in writing offer to resign and the directors shall resolve to accept such offer; (iv) becomes bankrupt or makes any arrangement or composition with his creditors generally; (v) becomes mentally disordered and incapable of managing himself or his affairs or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; (vi) becomes disqualified from acting as a director by virtue of his disqualification or removal or the revocation of his appointment as a director, as the case may be, under any applicable laws; (vii) absents himself from the meetings of the directors during a continuous period of three (3) months without special leave of absence from the Board and they pass a resolution that he has by reason of such absence vacated office; (viii) is removed from office by the Company in general meeting pursuant to the Company’s A&R Constitution; and (ix) is disqualified from acting as a director in any jurisdiction for reasons other than on technical grounds (in which case he must immediately resign from the Board). Our officers are appointed by and serve at the discretion of the Board and may be removed by the Board.

D.	Employees

Information regarding our employees is included in the Proxy Statement/Prospectus under the section titled “Information about Horizon – Human Capital Resources” which is incorporated herein by reference.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the Company as of the date of this Report by:

●	each person known by us to be the beneficial owner of more than 5% of each class of outstanding Ordinary Shares of the Company;

●	each executive officer or director of the Company; and

●	all of the executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if they possess sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed below has sole voting and investment power with respect to such shares.

The calculations in the table below are based on 31,833,549 Company Class A Ordinary Shares and 19,744,585 Company Class B Ordinary Shares issued and outstanding as of the date of this Report, and a total outstanding voting power of Company Ordinary Shares of 91,067,304. Holders of record of Company Class A Ordinary Shares are entitled to one (1) vote per share on all matters on which the Company Class A Ordinary Shares are entitled to vote and holders of Company Class B Ordinary Shares are entitled to three (3) votes per share on all matters on which the Company Class B Ordinary Shares are entitled to vote.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		% of Outstanding Ordinary	Total Voting
Name and Address of Beneficial Owner(1)	Number	% of Class	Number	% of Class	Shares	Power
Directors and executive officers
Dr. Joseph Francis Fitzsimons(2), Chief Executive Officer and Chairman	-	0%	19,744,585	100.00%	38.28%	65.0%
Gregory Gould(3), Chief Financial Officer	86,836	*	-	0%	*	*
Dr. Si-Hui Tan(4), Chief Science Officer	1,217,494	3.68%	-	0%	2.31%	1.32%
Catherine Fitzsimons(5), Chief Legal and Compliance Officer, EVP of Strategic Initiatives and Company Secretary	-	0%	-	0%	0%	0%
Harry L. You(6), Director	4,097,358	11.80%	-	0%	7.52%	4.36%
Danielle Lambert(7), Director	84,602	*	-	0%	*	*
Jill Turner, Director	-	0%	-	0%	0%	0%
All Directors and Executive Officers as a group (7 individuals)	5,486,290	14.75%	19,744,585	100.00%	44.32%	67.12%
Greater than 5% Shareholders
dMY Squared Sponsor, LLC(8)	4,048,144	11.66%	-	0%	7.43%	4.31%
Singapore Innovate Pte. Ltd.(9)	3,486,531	10.95%	-	0%	6.76%	3.83%
Abies Ventures Fund I, L.P.(10)	1,961,140	6.16%	-	0%	3.80%	2.15%
Peak XV Partners Seed Investment(11)	6,468,999	20.32%	-	0%	12.54%	7.10%
THL A12 Limited(12)	4,175,570	13.12%	-	0%	8.10%	4.59%
IonQ, Inc.(13)	4,230,118	13.29%	-	0%	8.20%	4.65%
Dell International L.L.C.(14)	2,115,059	6.64%	-	0%	4.10%	2.32%

*	Less than 1%.
(1)	Unless otherwise noted, the principal business address of each of the directors and executive officers of the Company is 29 Media Cir. #05-22, Singapore, 138565.

(2)	Dr. Fitzsimons directly holds 19,744,585 Company Class B Ordinary Shares.
(3)	Represents 86,836 Company Class A Ordinary Shares issuable upon the exercise of 35,662 currently vested stock options exercisable at a price per Company Class A Ordinary Share of $5.13 directly held by Mr. Gould. Does not include 607,866 Company Class A Ordinary Shares issuable upon the exercise of 249,638 unvested options that will not vest within 60 days of the date of this Report.
(4)	Represents 1,217,494 Company Class A Ordinary Shares issuable upon the exercise of 500,000 vested stock options exercisable at a price per Company Class A Ordinary Share of $0.15.
(5)	Ms. Fitzsimons will serve as the Chief Legal and Compliance Officer, EVP of Strategic Initiatives and Company Secretary of the Company beginning on May 11, 2026.

(6)	Represents 49,214 Company Class A Ordinary Shares directly held by Mr. You, 1,163,484 Company Class A Ordinary Shares held by dMY Squared Sponsor, LLC and 2,884,660 Company Class A Ordinary Shares issuable upon the cash exercise of 2,884,660 Company Warrants which will be exercisable within 60 days of the date of this Report. Mr. You has voting and investment discretion with respect to the Company Class A Ordinary Shares held by dMY Squared Sponsor, LLC. The principal business address of Mr. You and the Sponsor is 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144.

(7)	Represents 84,602 Company Class A Ordinary Shares held by Penchant Family Holdings LLC. Penchant Family Holdings LLC is controlled by Penchant Holdings, Inc., its Managing Member, of which Danielle Lambert serves as its President. Ms. Lambert may be deemed to be a beneficial owner of such shares. The business address of Penchant Family Holdings LLC is 66 West Flagler Street, Suite 900, Miami, FL 33130.
(8)	Represents 1,163,484 Company Class A Ordinary Shares held directly and 2,884,660 Company Class A Ordinary Shares issuable upon the cash exercise of 2,884,660 Company Warrants which will be exercisable within 60 days of the date of this Report. Harry L. You is the manager of the Sponsor. Mr. You has voting and investment discretion with respect to the Company Class A Ordinary Shares held by the Sponsor. The principal business address of Mr. You and the Sponsor is 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144.

(9)	Yong Ying-I, Lim Hua Ern John, Jeremy Asher Kranz, Tan Sok Pin, Lee Kheng Nam, Shi Zu, Phuan Ling Fong and Cindy Khoo Seow Chyng, as directors of Singapore Innovate Pte. Ltd., may be deemed to have voting and dispositive power over the shares held by Singapore Innovate Pte Ltd. The foregoing individuals disclaim beneficial ownership of the shares, except to the extent of any pecuniary interest therein. The address of Singapore Innovate Pte Ltd. is 32 Carpenter Street Singapore 059911.
(10)	Abies Ventures Fund I, L.P.’s business address is at Cricket Square, Hutchings Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Fuyuki Yamaguchi and Sota Nagano are the managing members of Abies Ventures GP I, LLP, the general partner of Abies Ventures Funds I, L.P. and consequently have joint voting control and investment discretion over securities held by Abies Ventures Fund I, L.P.
(11)	Voting and dispositive authority over the shares held by Peak XV Partners Seed Investment is shared by the directors of Peak XV Partners Seed Investment, Satyadeo Bissessur and Krishnacoomari Bundhoo. The mailing address for Peak XV Partners Seed Investment is 5th Floor, Ebene Esplanade, 24 Bank Street, Cybercity Ebene, Mauritius.
(12)	THL A12 Limited is a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”). The registered address for THL A12 Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. THL A12 Limited is beneficially owned and controlled by Tencent, a Cayman Islands company listed on the Main Board of the Stock Exchange of Hong Kong.
(13)	The mailing address of IonQ, Inc. is 3755 Monte Villa Parkway, Bothell, WA 98021.
(14)	Dell International L.L.C. (“Dell International”) holds such shares directly. Dell International is a wholly-owned subsidiary of Dell Technologies Inc. (“Dell”). Dell may be deemed to be the indirect beneficial owner of such shares. The mailing address of each of Dell International and Dell is One Dell Way, Round Rock, Texas 78682.

B.	Related Party Transactions

Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Party Transactions” and is incorporated herein by reference.

Related Party Transactions Policy

The Company has adopted a related party transaction policy, which requires certain related party transactions to be approved by the audit committee of the Board.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for our consolidated financial statements and other financial information.

Legal proceedings

We may from time to time be subject to legal proceedings, disputes and claims that arise in the ordinary course of business, which primarily included cooperation disputes and disputes regarding outsourcing of employees with our corporate customers. As of the date of this Report, to the knowledge of our management, there was no material litigation, arbitration or governmental proceeding pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.

Dividend Policy

We may, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by the Board. Subject to our A&R Constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of our shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of our shareholders. We currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any cash dividends on Company Ordinary Shares in the foreseeable future.

B.	Significant Changes

A discussion of significant changes since December 31, 2024, is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2024.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of the Company’s Class A Ordinary Shares and Warrants

The Company’s Class A Ordinary Shares and Warrants are listed on Nasdaq under the symbols “HQ” and “HQWWW,” respectively. Holders of the Company’s Class A Ordinary Shares or Warrants should obtain current market quotations for their securities. There can be no assurance that the Company’s Class A Ordinary Shares and/or Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the Company Class A Ordinary Shares and/or Warrants could be delisted from Nasdaq. A delisting of the Company’s Class A Ordinary Shares or Warrants will likely affect their respective liquidity and could inhibit or restrict our ability to raise additional financing.

Lock-up Agreements and Transfer Restrictions

Information regarding the transfer restrictions applicable to the Company Ordinary Shares and Company Private Warrants is included in “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	Markets

The Company Class A Ordinary Shares are listed on Nasdaq under the symbol “HQ.” The Company Public Warrants are listed on Nasdaq under the symbol “HQWWW.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

There is no concept of authorized share capital under Singapore law. As of the date of this Report, there were 31,833,549 Company Class A Ordinary Shares and 19,744,585 Company Class B Ordinary Shares outstanding. All shares presently issued are fully paid. As of the date of this Report, there were 6,044,154 Company Warrants outstanding.

Further information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities” and is incorporated herein by reference.

B.	Memorandum and Articles of Association

Information regarding certain material provisions of the Company’s A&R Constitution is included in the Proxy Statement/Prospectus under the section titled “Comparison of Corporate Governance and Shareholder Rights” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on the Company—A. History and Development of the Company.”

D.	Exchange Controls

There are no governmental laws, decrees, regulations, or other legislation in Singapore that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of Company Ordinary Shares. There is no limitation imposed by the laws of Singapore or in our A&R Constitution on the right of non-residents to hold or vote shares.

E.	Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Proxy Statement/Prospectus in the section entitled “Material U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The financial statements of dMY Squared Technology Group, Inc. as of December 31, 2025 and 2024 and the related statements of operations, changes in shareholders’ deficit and cash flows for the years then ended, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon (which contains an emphasis of a matter relating to corporate and income tax withdrawals from the Trust Account as described in Note 1 to the financial statements, an emphasis of a matter relating to restatement of unaudited interim condensed financial statements as discussed in Note 2 to the financial statements, and an explanatory paragraph relating to substantial doubt about the ability of DMY to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this Report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Horizon Quantum Computing Pte. Ltd. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this Report, have been audited by PKF Littlejohn LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Horizon Quantum Holdings Ltd. (formerly known as Horizon Quantum Holdings Pte. Ltd. and Rose Holdco Pte. Ltd.) as of August 31, 2025, included in this Report, have been audited by PKF Littlejohn LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

H.	Documents on Display

We are subject to certain informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required to, furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. – Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosures about Market Risk”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Following the consummation of the Business Combination, we have 6,044,154 Company Warrants outstanding as of March 19, 2026. We have assumed all outstanding DMY Warrants, and converted them into corresponding 6,044,154 Company Warrants, which include 3,159,494 Company Public Warrants and 2,884,660 Company Private Warrants. Each Company Warrant will entitle the holder thereof to purchase one Company Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment, at any time commencing 30 days after the completion the Business Combination, provided in each case that we have an effective registration statement under the Securities Act covering the Company Class A Ordinary Shares issuable upon exercise of the Company Warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its Company Warrants only for a whole number of Company Class A Ordinary Shares. This means that, once the warrants become exercisable, only a whole warrant may be exercised at any given time by a warrant holder. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Further information regarding the Company Warrants is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Horizon Quantum Holdings Ltd. (formerly known as Horizon Quantum Holdings Pte. Ltd. and Rose Holdco Pte. Ltd.) as of August 31, 2025 and for the period then ended, is filed as part of this Report beginning on page F-65.

The financial statements of Horizon Quantum Computing Pte. Ltd. as of December 31, 2024 and 2023, are filed as part of this Report beginning on page F-47.

The financial statements of dMY Squared Technology Group, Inc. as of December 31, 2025 and 2024, and for the periods then ended are filed as part of this Report beginning on page F-2.

The unaudited pro forma condensed combined financial information of DMY and Horizon are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBIT

Exhibit Number	Description

1.1*	Amended and Restated Constitution of Horizon Quantum Holdings Ltd.

2.1	Specimen Class A Ordinary Share Certificate of Horizon Quantum Holdings Ltd. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

2.2	Specimen Warrant Certificate of Horizon Quantum Holdings Ltd. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

2.3	Warrant Agreement, dated October 4, 2022, between dMY Squared Technology Group, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on October 4, 2022).

2.4*	Warrant Assumption and Amendment Agreement dated March 19, 2026, by and between dMY Squared Technology Group, Inc., Horizon Quantum Holdings Ltd., and Continental Stock Transfer & Trust Company.

4.1	Sponsor Support Agreement, dated as of September 9, 2025, by and among dMY Squared Technology Group, Inc., Rose Holdco Pte. Ltd., Horizon Quantum Computing Pte. Ltd., dMY Squared Sponsor, LLC, and certain other shareholders of dMY Squared Technology Group, Inc. (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

4.2	Form of Support Agreement, dated as of September 9, 2025, by and among dMY Squared Technology Group, Inc., Rose Holdco Pte. Ltd., Horizon Quantum Computing Pte. Ltd., and all shareholders of Horizon (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

4.3†	Business Combination Agreement, by and among dMY Squared Technology Group, Inc., Rose Holdco Pte. Ltd., Rose Acquisition Pte. Ltd., Horizon Merger Sub 2, Inc., and Horizon Quantum Computing Pte. Ltd., dated as of September 9, 2025 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

4.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

4.6*	Sponsor Indemnification Agreement.

4.7	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

4.8*	Amendment to PIPE Subscription Agreement.

4.9	Form of SAFE (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

4.10*+	Form of Singapore Executive Officer Employment Agreement.

4.11*+	Horizon Quantum Holdings Ltd. 2026 Equity Incentive Plan.

4.12*+	Horizon Quantum Holdings Ltd. 2026 Employee Share Purchase Plan.

4.13*+	Form of Indemnification Agreement.

4.14*+	Form of Irish Executive Officer Employment Agreement.

4.15	Letter Agreement, dated December 4, 2025, by and among dMY Squared Technology Group, Inc., Horizon Quantum Computing Pte. Ltd., Rose Holdco Pte. Ltd., and IonQ, Inc. (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-292737), initially filed with the SEC on January 14, 2026).

4.16*	Amendment to Letter Agreement, dated March 9, 2026, by and among dMY Squared technology Group, Inc., Horizon Quantum Computing Pte. Ltd., Horizon Quantum Holdings Ltd., and IonQ, Inc.

8.1*	List of Subsidiaries of Horizon Quantum Holdings, Ltd.

15.1*	Unaudited pro forma condensed combined financial statements of Horizon Quantum Holdings, Inc.

15.2*	Consent of WithumSmith+Brown, PC as the independent registered accounting firm for dMY Squared Technology Group, Inc.

15.3*	Consent of PKF Littlejohn LLP as the independent registered accounting firm for Horizon Quantum Holdings, Ltd.

15.4*	Consent of PKF Littlejohn LLP as the independent registered account firm for Horizon Quantum Computing Pte. Ltd.

*	Filed herewith.
†	Certain schedules and similar attachments to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted schedules and similar attachments to the SEC upon its request.
+	Denotes management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Horizon Quantum Holdings Ltd.

Date: March 25, 2026	By:	/s/ Joseph Fitzsimons
	Name:	Joseph Fitzsimons
	Title:	Chief Executive Officer and Chairman

HORIZON QUANTUM COMPUTING PTE. LTD. — UNAUDITED CONDENSED FINANCIAL STATEMENTS

HORIZON QUANTUM COMPUTING PTE. LTD. — AUDITED FINANCIAL STATEMENTS

HORIZON QUANTUM HOLDINGS PTE. LTD. (FORMERLY KNOWN AS ROSE HOLDCO PTE. LTD.) — AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

dMY Squared Technology Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of dMY Squared Technology Group, Inc. (the “Company”) as of December 31, 2025 and 2024, the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a business combination by March 29, 2026, then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and liquidity condition and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of a Matter - Restatement of Unaudited Interim Condensed Financial Statements

As discussed in Note 2 to the financial statements, the unaudited condensed financial statements for the quarter ended March 31, 2025 were restated to properly reflect excise tax payable and the related adjustment to accumulated deficit.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, P.C.

We have served as the Company's auditor since 2022.

New York, New York

March 17, 2026

PCAOB ID Number 100

DMY SQUARED TECHNOLOGY GROUP, INC.

BALANCE SHEETS

	December 31,
	2025	2024
Assets:
Current assets:
Cash	$78	$309,399
Prepaid expenses	111,447	133,023
Total current assets	111,525	442,422
Cash and Investments held in Trust Account	27,316,019	25,587,986
Total Assets	$27,427,544	$26,030,408

Liabilities and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$541,706	$486,018
Accrued expenses	4,176,136	777,616
Convertible note - related parties	1,191,667	641,667
Advances from related parties	2,395,015	389,871
Corporate tax payable	-	180,115
Income tax payable	-	303,913
Total current liabilities	8,304,524	2,779,200
Overfunding loans	947,850	947,850
Derivative warrant liabilities	15,714,820	1,450,600
Deferred underwriting commissions	2,211,650	2,211,650
Total Liabilities	27,178,844	7,389,300

Commitments and Contingencies
Class A common stock, $0.0001 par value; 35,000,000 shares authorized; 2,325,987 and 2,338,586 shares subject to possible redemption at approximately $11.70 and $10.90 per share as of December 31, 2025 and 2024, respectively	27,216,020	25,487,987

Shareholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of December 31, 2025 and 2024	-	-
Non-redeemable class A common stock, $0.0001 par value; 35,000,000 shares authorized; 416,266 and 0 shares issued or outstanding as of December 31, 2025 and 2024, respectively	42	-
Class B common stock, $0.0001 par value; 5,000,000 shares authorized; 1,163,484 and 1,579,750 shares issued and outstanding as of December 31, 2025 and 2024, respectively	116	158
Additional paid-in capital	-	-
Accumulated deficit	(26,967,478)	(6,847,037)
Total shareholders’ deficit	(26,967,320)	(6,846,879)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Shareholders’ Deficit	$27,427,544	$26,030,408

The accompanying notes are an integral part of these financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.

STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2025	2024
General and administrative expenses	$4,461,667	$1,088,400
Corporate tax expenses	456	47,164
Loss from operations	(4,462,123)	(1,135,564)

Other income (expenses):
Interest income on operating account	97	441
Investment income from cash and investments held in Trust Account	1,065,740	1,294,140
Change in fair value of derivative warrant liabilities	(14,264,220)	(543,970)
Total other (expenses) income	(13,198,383)	750,611
Net loss before provision for income taxes	(17,660,506)	(384,953)
Provision for income taxes	162,200	434,457
Net loss	$(17,822,706)	$(819,410)

Weighted average shares outstanding of Class A common stock - basic	2,337,999	2,371,212
Weighted average shares outstanding of Class A common stock - diluted	2,762,853	2,371,212
Net loss per share, Class A common stock - basic	$(4.55)	$(0.21)
Net loss per share, Class A common stock - diluted	$(0.82)	$(0.21)

Weighted average shares outstanding of Class B common stock - basic	1,579,750	1,579,750
Weighted average shares outstanding of Class B common stock - diluted	1,579,750	1,579,750
Net loss per share, Class B common stock - basic	$(4.55)	$(0.21)
Net loss per share, Class B common stock - diluted	$(0.82)	$(0.21)

The accompanying notes are an integral part of these financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	For the year ended December 31, 2025
	Non-redeemable Class A Common Stock		Class B Common Stock		Additional Paid-In	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - December 31, 2024	-	$-	1,579,750	$158	$-	$(6,847,037)	$(6,846,879)
Increase in redemption value of Class A common stock subject to redemption due to extension	-	-	-	-	-	(550,000)	(550,000)
Excise tax payable attributable to redemption of Class A common stock	-	-	-	-	-	(421,924)	(421,924)
Conversion of Class B common stock to non-redeemable Class A common stock	416,266	42	(416,266)	(42)	-	-	-
Remeasurement for Class A common stock subject to redemption	-	-	-	-	-	(1,325,811)	(1,325,811)
Net loss	-	-	-	-	-	(17,822,706)	(17,822,706)
Balance - December 31, 2025	416,266	$42	1,163,484	$116	$-	$(26,967,478)	$(26,967,320)

	For the years ended December 31, 2024
	Class B Common Stock		Additional Paid-In	Accumulated Deficit	Total Shareholders’
	Shares	Amount	Capital	(as restated)	Deficit
Balance - December 31, 2023	1,579,750	$158	$-	$(5,079,176)	$(5,079,018)
Increase in redemption value of Class A common stock subject to redemption due to extension	-	-	-	(641,667)	(641,667)
Remeasurement for Class A common stock subject to redemption	-	-	-	(306,784)	(306,784)
Net loss	-	-	-	(819,410)	(819,410)
Balance - December 31, 2024	1,579,750	$158	$-	$(6,847,037)	$(6,846,879)

The accompanying notes are an integral part of these financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2025	2024
Cash Flows from Operating Activities:
Net loss	$(17,822,706)	$(819,410)
Adjustments to reconcile net loss to net cash used in operating activities:
Investment income from cash and investments held in Trust Account	(1,065,740)	(1,294,140)
Change in fair value of derivative warrant liabilities	14,264,220	543,970
General and administrative expenses advanced by related party	1,238,647	366,192
Changes in operating assets and liabilities:
Prepaid expenses	21,576	22,602
Accounts payable	97,365	(13,937)
Accrued expenses	3,398,520	200,170
Corporate tax payable	(180,115)	(194,152)
Income tax payable	(303,913)	(207,118)
Net cash used in operating activities	(352,146)	(1,395,823)

Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(550,000)	(641,667)
Cash re-contributed to the Trust Account for excess tax withdrawals	(260,070)	-
Withdrawal from Trust Account to pay for taxes	-	1,872,655
Withdrawal from Trust Account to pay for redemption	147,777	42,020,432
Net cash (used in) provided by investing activities	(662,293)	43,251,420

Cash Flows from Financing Activities:
Advances from related parties	724,820	-
Repayment of advances to related party	-	(167,442)
Proceeds received from related parties under convertible note	550,000	641,667
Payment of excise tax on 2024 redemption of common stock	(421,924)	-
Redemption of Class A common stock	(147,778)	(42,020,432)
Net cash provided by (used in) financing activities	705,118	(41,546,207)

Net change in cash	(309,321)	309,390

Cash - Beginning of the year	309,399	9
Cash - End of the year	$78	$309,399

Supplemental disclosure of noncash activities:
Accounts payable paid by related party	$41,677	$6,000
2024 excise tax payable attributable to redemption of Class A common stock	$421,924	$-
Increase in redemption value of Class A common stock subject to redemption due to extension	$550,000	$641,667

Supplemental cash flow information:
Cash paid for federal income taxes	$537,526	$508,883
Cash paid for state taxes	$213,105	$391,181

The accompanying notes are an integral part of these financial statements

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 1-Description of Organization and Business Operations

dMY Squared Technology Group, Inc. (the “Company” or “dMY”) is a blank check company incorporated in Massachusetts. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2025, the Company had not commenced any operations. All activity for the period from February 15, 2022 (inception) through December 31, 2025 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The Company’s sponsor is dMY Squared Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 29, 2022. On October 4, 2022, the Company consummated its Initial Public Offering of 6,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units offered, the “Class A Shares” or the “Public Shares”), at $10.00 per unit, generating gross proceeds of $60.0 million, and incurring offering costs of approximately $3.7 million, of which $2.1 million and approximately $26,000 were for deferred underwriting commissions (see Note 5) and offering costs allocated to derivative warrant liabilities, respectively. On October 7, 2022, the underwriter exercised its over-allotment option in part, and on October 11, 2022, the underwriter purchased 319,000 additional Units (the “Over-Allotment Units”), generating gross proceeds of approximately $3.2 million (the “Partial Over-Allotment”). The underwriter waived the remainder of its over-allotment option. The Company incurred additional offering costs of approximately $156,000 in connection with the Partial Over-Allotment (of which approximately $112,000 was for deferred underwriting fees).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 2,840,000 warrants (the “Initial Private Placement Warrants”), at a price of $1.00 per Initial Private Placement Warrant to the Sponsor, generating proceeds of approximately $2.8 million (see Note 4). On October 11, 2022, simultaneously with the issuance and sale of the Over-Allotment Units, the Company consummated the sale of an additional 44,660 private placement warrants at $1.00 per private placement warrant (the “Additional Private Placement Warrants”, and together with the Initial Private Placement Warrants, the “Private Placement Warrants”), generating additional gross proceeds of approximately $45,000.

In addition, concurrently with the closing of the Initial Public Offering, the Sponsor extended an overfunding loan to the Company in an amount of $900,000 at no interest (the “Initial Overfunding Loan”) to deposit in the Trust Account (as defined below). On October 11, 2022, simultaneously with the sale of the Over-Allotment Units, the Sponsor extended a further overfunding loan to the Company in an aggregate amount of $47,850 (the “Additional Overfunding Loan”, and together with the Initial Overfunding Loan, the “Overfunding Loans”) to deposit in the Trust Account.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Upon the closing of the Initial Public Offering, the Partial Over-Allotment, the Private Placement and the Overfunding Loans, approximately $64.1 million ($10.15 per Unit) of the net proceeds of the sale of the Units, the Over-Allotment Units, and the Private Placement Warrants and the proceeds from the Overfunding Loans were initially placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee. According to the terms of the Investment Management Trust Agreement, dated October 4, 2022, between the Company and Continental Stock Transfer & Trust Company (the “Trust Agreement”), the funds held in the Trust Account were initially invested in United States government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination, (ii) the redemption of Public Shares properly submitted in connection with a shareholder vote to amend the Amended and Restated Articles of Organization (the “Charter”) to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, and (iii) return of the funds held in the Trust Account to holders of Public Shares (the “Public Shareholders”) as part of the redemption of the Public Shares if the Company does not complete an initial Business Combination during the Combination Period. On September 25, 2024, the Company instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to transfer its Trust Account out of investment in securities into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company, and the account was transferred in March 2025.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting commissions and taxes payable on the interest earned on the funds held in the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company provides Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholders’ meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially at $10.15 per Public Share).

The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 5).

These Public Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company’s Charter initially required the Company to not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

In January 2024, the shareholders approved the proposal to amend the Charter and eliminate such Redemption Limitation (as defined below). If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Charter, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Company’s Charter provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers agreed not to propose an amendment to the Charter to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below), or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company’s Charter initially provided 15 months from the closing of the Initial Public Offering, or January 4, 2024 (the “Prior Outside Date”), to consummate an initial Business Combination. The Charter also permitted the Company, by resolution of the board of directors, to extend the period of time to consummate a Business Combination twice by an additional 3-month period (for a total of 21 months to complete a Business Combination), subject to the Sponsor depositing into the Trust Account $631,900 in the aggregate for each extension (the “Prior Contributions”). The Sponsor did not intend to deposit such Prior Contributions into the Trust Account. Accordingly, following January 4, 2024, the Company would have been forced to liquidate.

On January 2, 2024, the Company held a special meeting of its shareholders to extend the date by which the Company had to consummate its initial business combination (the “First Extension”), from January 4, 2024 to January 29, 2024 and to allow the Company, without another shareholder vote, by resolution of the board of directors, to elect to further extend such date up to twenty-three times for an additional one month each time, until up to December 29, 2025, only if the Sponsor or its designee would deposit (the “Contributions”) into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension, an amount of $41,667, and (ii) one business day following the public announcement by us disclosing that the board of directors has determined to implement an additional monthly extension, with respect to each such additional extension, an amount of $50,000. In connection with the shareholder approval of the First Extension, an aggregate of 3,980,414 Public Shares were redeemed for an aggregate of approximately $42.0 million on January 4, 2024 (the “January 2024 Redemption”). The Company’s board of directors elected to use all twenty-three monthly extensions and, accordingly, Mr. You made an aggregate of $1,191,667 of Contributions to the Trust Account.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

At the Special Meeting, the Company’s shareholders also approved proposals to (1) amend the Charter to provide for the right of a holder of Class B Shares (as defined below) to convert their Class B Shares into Class A Shares on a one-for-one basis at any time and from time to time at the election of the holder; (2) amend the Charter to eliminate from the Charter (i) the limitation that the Company may not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 and (ii) the limitation that the Company shall not consummate a Business Combination unless it has net tangible assets of at least $5,000,001 (collectively, the “Redemption Limitation”); (3) amend the Charter to permit the board of directors, in its sole discretion, to elect to wind up operations on an earlier date than the Extended Date or Additional Extended Date, as applicable, as determined by the board of directors and included in a public announcement (the “Liquidation Amendment”); and (4) amend the Investment Management Trust Agreement between the Company and Continental Stock Transfer and Trust Company to reflect the Extension and the Liquidation Amendment.

In connection with the Contribution and advances the Sponsor or its affiliates may make in the future to the Company for working capital expenses, on January 2, 2024, the Company issued a convertible promissory note to Harry L. You, Chairman, Chief Executive Officer and Chief Financial Officer and an affiliate of the Sponsor (the “Payee”), with a principal amount up to $1.75 million (the “Convertible Note”). The Convertible Note bears no interest and is repayable on the earlier of (i) the date on which the Company consummates an initial Business Combination and (ii) the liquidation date. If the Company does not consummate a Business Combination before the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the initial Business Combination, up to $1,500,000 of the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Payee. Since January 2, 2024, the board of directors has elected to extend the liquidation date to December 29, 2025. Accordingly, the Company has drawn down from the Convertible Note and deposited $1,191,667 into the Trust Account in connection with such extensions.

On December 15, 2025, dMY’s shareholders approved a further amendment to the Charter to extend the date by which dMY has to consummate its initial business combination (the “Second Extension”), from December 29, 2025 to January 29, 2026 and to allow dMY, without another shareholder vote, by resolution of the board of directors, to elect to further extend such date up to five times for an additional one month each time, until up to June 29, 2026 (such time period, the “Combination Period”). No further Contributions are required in connection with the Second Extension. In connection with the shareholder approval of the Second Extension, an aggregate of 12,599 Public Shares were redeemed for an aggregate of approximately $147,778 (the “December 2025 Redemption”). As of the date of this Annual Report, the board of directors has extended the Combination Period, monthly, through March 29, 2026.

If the Company is unable to complete the Business Combination before the end of the Combination Period of March 29, 2026 or as extended to June 29, 2026, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject in each case to the Company’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

If the initial shareholders acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter agreed to waive its rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.15. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Tax Withdrawals from Trust Account

In January 2024 and April 2024, the Company withdrew a total of approximately $1.9 million of funds from the Trust Account for purposes of payment of tax liabilities and tax estimates, and such funds were deposited into the Company’s operating account. Funds representing interest earned on the amounts held in the Trust Account are permitted to be withdrawn from the Trust Account for the payment of taxes under the Company’s Charter and the terms of the Trust Agreement. On April 17, 2024, the Company paid approximately $0.89 million for 2023 taxes, leaving approximately $0.97 million remaining to be used for upcoming tax estimates. The Company used approximately $0.69 million of the balance of the withdrawn funds for the payment of general operating expenses. Management determined that the use of funds was not in accordance with the Trust Agreement, and, in March 2025, the Sponsor advanced approximately $0.73 million to the Company representing the amount of such operating expenses plus approximately $0.04 million in respect of interest that would have been earned on the remaining amount of approximately $0.97 million for the period from the original withdrawals to the date of the advance. The Company paid an aggregate of approximately $0.75 million for such tax obligations on March 21, 2025. On March 25, 2025, the Company re-contributed to the Trust Account approximately $0.22 million of the remaining amounts not used for payment of taxes plus approximately $0.04 million in respect of interest that would have been earned had such funds remained in the Trust Account.

Excise Tax

On August 16, 2022, the Inflation Reduction Act of 2022 (H.R. 5376) (the “IRA”) was signed into federal law. The IR Act provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e. U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations (each, a “Covered Corporation”) occurring on or after January 1, 2023 (the “Excise Tax”). The Excise Tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. For purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year, subject to certain exceptions.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

The U.S. Department of Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax. On June 28, 2024, the Treasury issued final regulations addressing the procedural aspects of the Excise Tax reporting and payment, and on November 24, 2025, the Treasury issued final regulations that provide substantive operating rules and computation for the Excise Tax.

Under the final regulations, redemptions of the Public Shares in January 2024 and December 2025 in connection with the First Extension and Second Extension are subject to the Excise Tax. Failure to timely pay the obligation in full would subject the Company to additional interest and penalties. In December 2025, the Company filed its excise tax return related to the January 2024 Redemption and paid an aggregate of approximately $570,000, consisting of approximately $420,000 of Excise Tax in connection with the First Extension and approximately $150,000 of related penalties and interest. The Excise Tax attributable to the January 2024 Redemption was recorded as a charge to accumulated deficit in accordance with ASC 480-10-S99-3A, while the related penalties and interest were recorded within general and administrative expenses in the accompanying statements of operations. As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 3, 2025, the applicability of the Excise Tax to such redemptions was uncertain at 2024 year-end due to pending regulatory guidance and other factors. In 2025, based on additional guidance and analysis, management concluded that recognition of the obligation was appropriate.

The redemptions in connection with the Second Extension in December 2025 totaled $147,778, which did not exceed the $1 million de minimis threshold. Accordingly, no excise tax expense was incurred for the year ended December 31, 2025.

Transfer of Listing

Pursuant to NYSE American LLC (the “NYSE American”) Rules Section 119(b), the Company was required to complete its initial Business Combination within 36 months of the effective date of its Initial Public Offering registration statement, which date was September 29, 2025. Because the Company did not complete its initial Business Combination by such date, the trading of the Company’s Class A common stock, Public Warrants, and Units was suspended at the closing of business on September 29, 2025, and the Company’s securities were removed from listing and registration on NYSE American exchange.

The Company began trading its Class A common stock and Public Warrants on the OTCQB Market and its Units on the OTCID Market, each operated by The OTC Market Systems (the “OTC Market”), under the symbols “DMYY”, “DMYYW”, and “DMYYU”, respectively, effective at the open of trading on September 30, 2025.

Proposed Business Combination with Horizon

On September 9, 2025, the Company, Horizon Quantum Holdings Ltd. (formerly known as Rose Holdco Pte. Ltd., Company Registration No. 202537774K), a Singapore public company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd. (Company Registration No. 202537790M), a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”), and Horizon Quantum Computing Pte. Ltd. (Company Registration No. 201802755E), a Singapore private company limited by shares (“Horizon”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, (i) Holdco was converted from a Singapore private company to a Singapore public company and was renamed “Horizon Quantum Holdings Ltd.”, (ii) Horizon and Merger Sub 1 will amalgamate, with Horizon surviving as a wholly-owned subsidiary of Holdco (the “Amalgamation”) and (iii) Merger Sub 2 will merge with and into dMY (the “SPAC Merger”, and together with the Amalgamation and the other transactions contemplated by the Business Combination Agreement, the “Proposed Business Combination”) with dMY surviving as a wholly-owned subsidiary of Holdco. The consummation of the Proposed Business Combination will result in dMY’s and Horizon’s securityholders becoming securityholders of Holdco, which will become a public company.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

The Business Combination Agreement and the Proposed Business Combination were unanimously approved by the boards of directors of each of dMY and Horizon. The closing of the Proposed Business Combination is subject to the receipt of the required approvals by dMY’s and Horizon’s shareholders and the satisfaction of other customary closing conditions, including the requirement to meet a minimum cash condition of $45 million plus transaction expenses.

In connection with the Proposed Business Combination, concurrently with the execution of the Business Combination Agreement, dMY, the Sponsor, Holdco and Horizon entered into a voting support agreement. Concurrently with the execution of the Business Combination Agreement, dMY and Holdco entered into voting support agreements with Horizon and all shareholders of Horizon.

On December 4, 2025, in connection with the Proposed Business Combination, dMY, Holdco, and Horizon entered into Subscription Agreements (the “PIPE Subscription Agreements”), which were subsequently amended on March 9, 2026, with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Investors”). Pursuant to the PIPE Subscription Agreements, as of December 31, 2025, Holdco agreed to issue and sell, and the PIPE Investors agreed to subscribe for and purchase, in a private placement, an aggregate investment of approximately $110.4 million of Holdco Class A Ordinary Shares (the “PIPE Shares”), at a per share price equal to the redemption price (the “PIPE Investment”). Subsequent to December 31, 2025, additional investors entered into subscription agreements increasing the aggregate PIPE commitment to approximately $111.9 million. The PIPE Investors may elect to satisfy their commitments through Class A Shares purchased in the open market or held prior to March 9, 2026. The PIPE Investment is expected to close substantially concurrently with the closing of the Proposed Business Combination, subject to the satisfaction of certain closing conditions set forth in the PIPE Subscription Agreements. The Company has engaged a financial advisor in connection with the proposed Business Combination and related financing transactions. The advisor is entitled to transaction-based compensation contingent upon completion of the Proposed Business Combination.

In connection with the PIPE Subscription Agreement, on December 4, 2025, Holdco, dMY, Horizon and IonQ, Inc. (“IonQ”), one of the PIPE Investors, entered into an agreement (the “IonQ Side Letter”), as subsequently amended on March 9, 2026, which provides certain commercial and governance rights commensurate with IonQ’s strategic investment in Horizon, including the right to select one director to serve on the board of directors of Holdco, subject to certain independence and approval requirements, an 18-month lock-up on IonQ’s PIPE Shares, and certain notice and information rights for so long as IonQ maintains specified ownership thresholds.

On February 17, 2026, the SEC declared effective the registration statement on Form F-4 (333-292737) filed by Holdco and Horizon in connection with the Proposed Business Combination. On the same day, dMY filed its definitive proxy statement and began mailing the proxy statement to its shareholders of record as of February 6, 2026. A special meeting of dMY’s shareholders was held on March 17, 2026. At the special meeting, dMY shareholders approved the Proposed Business Combination and related matters. If the other closing conditions are satisfied or waived, the Company currently expects the closing to occur in March 2026. However, there can be no assurance that the Proposed Business Combination will be consummated on the currently anticipated timeline, or at all, as the closing remains subject to various conditions, including the level of stockholder redemptions and necessary regulatory approvals.

Other than as specifically discussed, this Annual Report does not assume the closing of the Proposed Business Combination or the transactions contemplated by the Business Combination Agreement.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Going Concern Consideration

As of December 31, 2025, the Company had minimal cash and working capital deficit of approximately $8.2 million. Further, the Company has incurred and expected to continue to incur significant costs in pursuit of its acquisition plans.

Prior to the consummation of the Initial Public Offering, the Company’s liquidity needs were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares (as defined in Note 4) and a loan under the Note (as defined in Note 4) in the amount of approximately $145,000. The Company fully repaid the Note balance on October 4, 2022. The Note was no longer available to the Company after the closing of its Initial Public Offering. Subsequent to the closing of the Initial Public Offering and the Partial Over-Allotment, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account and advances from related parties (approximately $2.3 million in advances outstanding as of December 31, 2025).

In addition, in order to provide the Contribution and to finance transaction costs in connection with a Business Combination, the Company issued the Convertible Note to the Payee with a principal amount up to $1.75 million on January 2, 2024 as discussed above. As of December 31, 2025, the Company had an outstanding amount of $1,191,667 under the Convertible Note. All proceeds received under the Convertible Note were contributed into the Trust Account.

In connection with the management’s assessment of going concern considerations in accordance with FASB Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements-Going Concern,” the Company’s management has determined that the Company’s liquidity condition, mandatory liquidation should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about its ability to continue as a going concern through the earlier of the liquidation date of March 29, 2026 or the completion of the initial Business Combination. There is no assurance that the Company’s plans to consummate the Proposed Business Combination with Horizon or any other Business Combination will be successful or successful within the Combination Period. The financial statements included in this Annual Report on Form 10-K do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Global economic conditions remain subject to significant uncertainty and volatility resulting from a combination of changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations. Ongoing and escalating military conflicts, including the conflict between Russia and Ukraine and conflicts in the Middle East, as well as the risk of further escalation or expansion of such conflicts, have contributed to heightened geopolitical instability and increased uncertainty in global markets.

These conditions have adversely affected, and may continue to adversely affect, global economic activity through, among other things, disruptions to energy and commodity markets, volatility in foreign exchange and capital markets, supply chain dislocations, increased cybersecurity risks, and reduced cross-border trade and investment. In addition, elevated interest rates, inflationary pressures, tightening credit conditions, and concerns regarding sovereign debt and fiscal stability in various jurisdictions have contributed to increased volatility and reduced liquidity in global financial markets.

The extent and duration of these conditions remain uncertain, and the ultimate impact on the global economy, financial markets, and business confidence cannot be predicted. Continued or worsening geopolitical tensions, adverse macroeconomic developments, or additional policy or regulatory responses could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2-Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2025 and 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which regularly exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Cash and Investments Held in Trust Account

The Company’s portfolio of investments was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. On September 25, 2024, the Company instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to transfer its Trust Account out of investment in securities into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company, and the account was transferred in March 2025. As of December 31, 2025, the trust balance was held in cash. As of December 31, 2024 the trust balance was held in US Treasury Bills.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities other than for the Overfunding Loan to the Sponsor, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, either because of the short-term nature of the instruments or because the instrument is recognized at fair value.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Warrant Liabilities

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants were recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and will adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value will be recognized in the statements of operations. The fair value of the Public Warrants and Private Placement Warrants were initially measured at fair value using the Black-Scholes model and the Monte Carlo simulation model, respectively. Beginning in December 2022, the fair value of Public Warrants has been measured based on the listed market price of such Public Warrants. The estimated fair value of the Private Placement Warrants was subsequently determined using the Monte Carlo simulation method with Level 3 inputs. The determination of the fair value of the derivative warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly (see Note 8).

Convertible Note Payable - Related Parties

The option to convert the Convertible Note issued to the Payee on January 2, 2024 (see Note 4) into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value, with subsequent changes in fair value recognized in the Company’s statements of operations each reporting period until the Convertible Note is repaid or converted. As of December 31, 2025 and December 31, 2024, the fair value of the embedded conversion option had a de minimis value.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the derivative warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the derivative warrant liabilities were charged to operations. Offering costs associated with the Class A Shares were charged against the carrying value of Class A Shares upon the completion of the Initial Public Offering.

Public Shares Subject to Possible Redemption

As discussed in Note 1, all of the Public Shares sold as part of the Units in the Initial Public Offering contain a redemption feature. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the securities to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Therefore, the carrying value of all Public Shares has been classified outside of permanent equity. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Public Shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

For the years ended December 31, 2025 and 2024, the amounts of Public Shares reflected in the financial statements are reconciled in the following table:

Class A common stock subject to possible redemption - December 31, 2023	$66,559,968
Plus:
Increase in redemption value of Class A common stock subject to possible redemption subject to redemption due to extension	641,667
Remeasurement for Class A common stock subject to redemption	306,784
Less:
Redemption of Class A common stock subject to possible redemption	(42,020,432)
Class A common stock subject to possible redemption - December 31, 2024	25,487,987
Plus:
Increase in redemption value of Class A common stock subject to possible redemption subject to redemption due to extension	550,000
Remeasurement for Class A common stock subject to redemption	1,325,811
Less:
Redemption of Class A common stock subject to possible redemption	(147,778)
Class A common stock subject to possible redemption - December 31, 2025	$27,216,020

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A Shares and Class B Shares (or Public Shares and Founder Shares (as defined in Note 4)). Income and losses are shared pro rata between the two classes of shares. Net loss per share of common stock is calculated by dividing the net loss by the weighted average number of common stock outstanding for the respective period. The Company has not considered the effect of the Public Warrants and the Private Placement Warrants to purchase an aggregate of 6,044,160 shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. Accretion associated with the redeemable Public Shares is excluded from earnings per share as the redemption value approximates fair value.

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share of common stock for each class of common stock for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025		2024
	Class A	Class B	Class A	Class B
Basic and diluted net loss per common share:
Numerator:
Allocation of net loss - basic	$(10,636,074)	$(7,186,632)	$(491,778)	$(327,632)
Allocation of net loss - diluted	(2,263,982)	(1,294,504)	(491,778)	(327,632)

Denominator:
Weighted average common shares outstanding - basic	2,337,999	1,579,750	2,371,212	1,579,750
Weighted average common shares outstanding - diluted	2,762,853	1,579,750	2,371,212	1,579,750

Net loss per common share - basic	$(4.55)	$(4.55)	$(0.21)	$(0.21)
Net loss per common share - diluted	$(0.82)	$(0.82)	$(0.21)	$(0.21)

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2025 and 2024, the Company had gross deferred tax assets of approximately $2.1 million and approximately $949,000, respectively, which were presented net of a full valuation allowance.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2025 and 2024. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying financial statements.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09 (Topic 740), “Improvements to Income Tax Disclosures”. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as an expansion of other income tax disclosures. The ASU is effective on a prospective basis for annual reporting periods beginning after December 15, 2024. The Company adopted ASU 2023-09 in its Annual Report on Form 10-K for the year ending December 31, 2025.

Issued in November 2024, ASU 2024-03, “Disaggregation of Income Statement Expenses” (Subtopic 220-40), requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. While early adoption is permitted, the Company does not plan to adopt this standard early. This ASU will likely result in additional disclosures being included in the Company’s financial statements once adopted. The Company is currently evaluating the provisions of this ASU.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 3-Initial Public Offering

On October 4, 2022, the Company consummated its Initial Public Offering of 6,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $60.0 million, and incurring offering costs of approximately $3.7 million, of which $2.1 million and approximately $26,000 was for deferred underwriting commissions and offering costs allocated to derivative warrant liabilities, respectively. The Company granted the underwriter in the Initial Public Offering a 45-day option to purchase up to 900,000 additional Units, at $10.00 per Unit, to cover over-allotments. On October 7, 2022, the underwriter exercised its over-allotment option in part, and on October 11, 2022, the underwriter purchased 319,000 additional Units, generating gross proceeds of approximately $3.2 million. The underwriter waived the remainder of its over-allotment option. The Company incurred additional offering costs of approximately $156,000 in connection with the Partial Over-Allotment (of which approximately $112,000 was for deferred underwriting fees). Each Unit consists of one Public Share and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Public Share at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4-Related Party Transactions

Founder Shares

On March 16, 2022, the Sponsor purchased 2,875,000 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares” or the “Class B Shares”), for an aggregate purchase price of $25,000, pursuant to a securities subscription agreement dated March 3, 2022 by and between the Company and the Sponsor (as amended by a subscriber forfeiture and amendment No. 1 to the securities subscription agreement dated September 8, 2022 and a subscriber forfeiture and amendment No. 2 to the securities subscription agreement dated September 29, 2022). On September 8, 2022 and September 29, 2022, the Sponsor surrendered to the Company 718,750 and 431,250 Founder Shares, respectively, in each case for no consideration, resulting in the Sponsor owning 1,725,000 Founder Shares. The initial shareholders agreed to forfeit up to 225,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriter, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter partially exercised its over-allotment option on October 11, 2022 and waived the remainder of its over-allotment option. Accordingly, the Sponsor forfeited 145,250 Founder Shares on October 11, 2022.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination or earlier if, subsequent to the initial Business Combination, the closing price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, and (B) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the shareholders having the right to exchange their Class A Shares for cash, securities or other property. Notwithstanding the foregoing, the Founder Shares will be released from the lockup if the closing price of the Company’s Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 2,840,000 Initial Private Placement Warrants, at a price of $1.00 per Initial Private Placement Warrant, generating proceeds of approximately $2.8 million. On October 11, 2022, simultaneously with the issuance and sale of the Over-Allotment Units, the Company consummated the sale of 44,660 Additional Private Placement Warrants at $1.00 per Additional Private Placement Warrant, generating additional gross proceeds of approximately $45,000.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Each Private Placement Warrant is exercisable for one Class A Share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, there will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants. Except as set forth below, the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

Promissory Note and Advances from Related Parties

On March 3, 2022, the Sponsor agreed to loan the Company an aggregate amount of up to $200,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the date on which the Company consummated the Initial Public Offering. The Company borrowed approximately $145,000 under the Note and subsequently fully repaid the Note balance on October 4, 2022. The Note was no longer available to the Company after the closing of its Initial Public Offering.

The Company’s Sponsor and its affiliates have paid for certain expenses on behalf of the Company. As of December 31, 2025 and 2024, the Company had an outstanding advances balance from such parties of approximately $2.3 million and $390,000, respectively. Subsequent to December 31, 2025, the Sponsor paid an aggregate of $165,000 for additional expenses on behalf of the Company, increasing the outstanding balance owed to Sponsor to approximately $2.6 million.

Overfunding Loans

Simultaneously with the closing of the Initial Public Offering, the Sponsor extended the Overfunding Loan to the Company in an aggregate amount of $900,000. On October 11, 2022, simultaneously with the sale of the Over-Allotment Units, the Sponsor extended the Additional Overfunding Loan to the Company in an amount of $47,850, for an aggregate outstanding principal amount of $947,850 to be deposited in the Trust Account. Upon the closing of the initial Business Combination, the Overfunding Loans will be repaid or converted into Class A Shares at a conversion price of $10.00 per share (or a combination of both), at the Sponsor’s discretion. If the Company does not complete an initial Business Combination, it will not repay the Overfunding Loans from amounts held in the Trust Account, and its proceeds will be distributed to the Public Shareholders; however, the Company may repay the Overfunding Loans if there are funds available outside the Trust Account to do so.

Convertible Promissory Note

In connection with the Contribution and advances the Sponsor may make in the future to the Company for working capital expenses, on January 2, 2024, the Company issued a Convertible Note to Harry L. You, Chairman, Chief Executive Officer and Chief Financial Officer and an affiliate of the Sponsor with a principal amount up to $1.75 million. The Convertible Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the Company’s liquidation. If the Company does not consummate an initial Business Combination by the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the Company’s initial Business Combination, up to $1,500,000 of the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Payee. Such warrants will have terms identical to the Private Placement Warrants.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

As of December 31, 2025 and 2024, the Company had an outstanding amount of $1,191,667 and $641,667 under the Convertible Note, respectively. All proceeds received under the Convertible Note were contributed into the Trust Account.

The option to convert the Convertible Note into warrants qualifies as an embedded derivative under FASB ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in the Company’s statements of operations each reporting period until the Convertible Note is repaid or converted. As of December 31, 2025 and 2024, the fair value of the embedded conversion option had a de minimis value.

Administrative Services Agreement

On October 4, 2022, the Company entered into an agreement pursuant to which it agreed to pay the Sponsor $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. The Company recorded $120,000 in connection with such fees during each of the years ended December 31, 2025 and 2024 in the accompanying statements of operations. The Company recorded an outstanding balance of $310,000 and $190,000 as of December 31, 2025 and 2024, respectively, in connection with such fees in accrued expenses in the accompanying balance sheets.

The Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, executive officers or directors, or the Company’s or their affiliates.

Note 5-Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans and the Contributions (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and the Contributions and upon conversion of the Founder Shares and the Overfunding Loans), will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter was entitled to an underwriting discount of $0.14 per Unit, or approximately $0.8 million in the aggregate, paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per Unit, or $2.1 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

The underwriter was entitled to an additional fee of approximately $45,000, which was paid upon closing of the Partial Over-Allotment, and approximately $112,000 in deferred underwriting commissions in connection with the consummation of the Partial Over-Allotment.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Advisory Arrangement

On August 14, 2025, in connection with the proposed Business Combination with Horizon, the Company entered into an engagement arrangement with an advisory firm to assist with investor outreach and capital markets activities related to the proposed transaction, including the PIPE financing as described in Note 1. The agreement provides that the advisor will be entitled to (i) a transaction fee of $4.0 million payable upon the closing of the Business Combination if the minimum cash condition is met, or, if such conditions are not satisfied, an incentive bonus of up to $4.0 million at the Company’s discretion, and (ii) placement agent fees in connection with any private placement equal to (a) 5.0% of the gross proceeds from investors introduced by the advisor and (b) 3.0% of the gross proceeds from other investors participating in the private placement, in each case payable upon the closing of such private placement.

Note 6-Derivative Warrant Liabilities

As of December 31, 2025 and 2024, the Company had an aggregate of 6,044,160 warrants outstanding, comprised of 3,159,500 Public Warrants and 2,884,660 Private Placement Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A Shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the Class A Shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A Shares until the warrants expire or are redeemed. If a registration statement covering the Class A Shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustment, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A Shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A Shares (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A Shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Class A Shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until the completion of a Business Combination, subject to certain limited exceptions. Additionally, except as set forth below, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of Public Warrants when the price per Public Share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants for cash:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

●	if, and only if, the closing price of the Public Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Redemption of Public Warrants when the price per share of Public Shares equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Public Shares; and

●	if, and only if, the closing price of Public Shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders.

The “fair market value” of Public Shares shall mean the volume weighted average price of Public Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the Public Warrants be exercisable in connection with this redemption feature for more than 0.361 Public Shares per Public Warrant (subject to adjustment).

If the Company is unable to complete a Business Combination within the Combination and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants.

Note 7-Shareholders’ Deficit

Preferred Stock-The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2025 and 2024, there were no shares of preferred stock issued or outstanding.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Class A Common Stock-The Company is authorized to issue 35,000,000 Class A Shares with a par value of $0.0001 per share. As of December 31, 2025 and 2024, there were 2,742,253 (including 2,325,987 redeemable and 416,266 non-redeemable) and 2,338,586 Class A Shares issued and outstanding, respectively. Redeemable Class A shares are subject to possible redemption in connection with the Company’s initial Business Combination or liquidation and are classified outside of permanent equity on the accompanying balance sheets, while non-redeemable Class A shares are classified within permanent equity.

Class B Common Stock-The Company is authorized to issue 5,000,000 Class B Shares with a par value of $0.0001 per share. As of December 31, 2025 and 2024, there were 1,163,484 and 1,579,750 Class B Shares issued and outstanding, respectively.

Common shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class B Shares will have the right to elect all of the Company’s directors prior to the consummation of the initial Business Combination. On any other matter submitted to a vote of the Company’s shareholders, holders of Class B Shares and holders of Class A Shares will vote together as a single class, except as required by applicable law or stock exchange rule.

The Company’s Charter, as amended in connection with the Special Meeting held on January 2, 2024, provides for the right of a holder of Class B Shares to convert their Class B Shares into Class A Shares, at any time and from time to time at the election of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A Shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of Class A Shares outstanding after such conversion (after giving effect to any redemptions of shares of Public Shares by Public Shareholders), including the total number of Class A Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or equity-linked securities or rights exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of working capital loans and Contributions and any Class A Shares issued to the Sponsor upon conversion of the Overfunding Loans. In no event will the conversion of Class B Shares occur on a less than one-for-one basis.

On September 15, 2025, the Sponsor distributed 416,266 Founder Shares to one of its members, pro rata, for no consideration. Such shares were then converted on a one-for-one basis into Class A Shares and donated to charity. As a result, as of the date of this Annual Report, the Sponsor owns an aggregate of 1,163,484 Founder Shares in the form of Class B Shares and other holders of Founder Shares hold an aggregate of 416,266 Founder Shares in the form of Class A Shares.

Note 8-Fair Value Measurements

The following tables present information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024, by level within the fair value hierarchy:

December 31, 2025

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities - Public Warrants	$-	$8,214,700	$-
Derivative warrant liabilities - Private Warrants	$-	$-	$7,500,120

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

December 31, 2024

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - U.S. Treasury Bill(1)	$25,587,986	$-	$-
Liabilities:
Derivative warrant liabilities - Public Warrants	$-	$758,280	$-
Derivative warrant liabilities - Private Warrants	$-	$-	$692,320

(1)	The cash balance within the Trust Account was $617 as of December 31, 2024.

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in December 2022 when the Public Warrants were separately listed and traded. As of December 31, 2025 and 2024, the fair value measurement for Public Warrants was transferred to Level 2 measurement due to low trading volume. Level 1 assets include investments in money market funds or U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Public Warrants and the Private Placement Warrants was initially measured using Black-Scholes option pricing model and Monte Carlo simulation method, respectively. Beginning in December 2022, the fair value of Public Warrants has been measured based on the listed market price of such Public Warrants. The estimated fair value of the Private Placement Warrants was determined using a Monte Carlo simulation method with Level 3 inputs as of December 31, 2025 and 2024. Inherent in a Black-Scholes option pricing model and a Monte Carlo simulation method are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates of December 31, 2025 and 2024:

	As of December 31, 2025	As of December 31, 2024
Exercise price	$11.50	$11.50
Stock price	$12.99	$10.66
Volatility	3.7%	3.3%
Risk-free rate	3.7%	4.3%
Expected terms (years)	5.17	5.25
Dividend yield	0.0%	0.0%

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

The changes in the Level 3 fair value of the derivative warrant liabilities for the years ended December 31, 2025 and 2024 are summarized as follows:

Balance as of December 31, 2023 - Level 3	$432,700
Change in fair value of derivative warrant liabilities - Private Warrants	259,620
Balance as of December 31, 2024 - Level 3	692,320
Change in fair value of derivative warrant liabilities - Private Warrants	6,807,800
Balance as of December 31, 2025 - Level 3	$7,500,120

Note 9-Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company’s Chief Financial Officer has been identified as the chief operating decision maker (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The measure of segment assets is reported on the balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the years ended December 31,
	2025	2024
Investment income from cash and investments held in Trust Account	$1,065,740	$1,294,140
General and administrative expenses	(4,461,667)	(1,088,400)
Tax expenses	(162,656)	(481,621)
Other (expenses) income	(14,264,123)	441
Net loss	$(17,822,706)	$(819,410)

The CODM reviews investment income from cash and investments in Trust Account to measure and monitor shareholders value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis. All other segment items included in net income or loss are reported on the statement of operations and described within their respective disclosures.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 10-Income Taxes

The income tax provision consists of the following:

	December 31, 2025	December 31, 2024
Current
Federal	$223,826	$261,958
State	86,697	132,692
Deferred
Federal	(900,144)	(420,563)
State	(270,901)	(67,622)
Valuation allowance	1,171,045	488,185
Income tax provision	310,523	394,650
Adjustment for prior year tax estimate	(49,376)	39,807
Income tax provision, net	$261,147	$434,457

The Company’s net deferred tax assets are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Start-up/organization costs	$12,928,719	$949,417
Merger costs	827,591	-
Net operating loss carryforwards	-	-
Total deferred tax assets	2,120,462	949,417
Valuation allowance	(2,120,462)	(949,417)
Deferred tax asset, net of allowance	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2025 and 2024, the valuation allowances were approximately $2.1 million and $949,000, respectively. As of December 31, 2025 and 2024, the Company has no U.S. federal net operating loss carryforwards and no state net operating loss carryovers available to offset future taxable income.

DMY SQUARED TECHNOLOGY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

	December 31, 2025	December 31, 2024
Statutory federal income tax rate	21.0%	21.0%
State tax	6.5%	6.5%
Non-deductible change in fair value of warrant liabilities	(22.1)%	(41.0)%
Non-deductible meals and tax penalties	(0.2)%	(12.3)%
Change in valuation allowance	(6.6)%	(87.1)%
Income tax expense	(1.49)%	(112.9)%

There were no foreign tax effects, changes in tax laws or rates enacted in the current periods, effect of cross-border tax laws, tax credits, or unrecognized tax benefits as of December 31, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 11-Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment to or disclosure in the financial statements, except as noted below.

Subsequent to December 31, 2025, the Sponsor advanced an additional amount of approximately $165,000 to the Company, increasing the outstanding balance owed to Sponsor to approximately $2.6 million.

Subsequent to December 31, 2025, additional investors entered into subscription agreements in connection with the previously disclosed PIPE financing related to the proposed Business Combination with Horizon. In addition, on March 9, 2026, the parties amended the IonQ Side Letter relating to the PIPE financing. See Note 1 - Description of Business Combination for additional information.

On February 20, 2026, the Company entered into a consulting agreement with a consulting firm for strategic communications services in connection with the Proposed Business Combination. The agreement provides for a fee of $400,000 payable only upon completion of the Proposed Business Combination.

On March 17, 2026, the Company held a special meeting of shareholders for the purpose of seeking shareholder approval of the Proposed Business Combination and related matters. At such meeting, the Company’s shareholders approved the Proposed Business Combination with Horizon.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	6,624,506	919,104	722,623
Receivables, net	150,000	—	—
Prepaid and other current assets	1,242,134	1,120,191	880,723
Total current assets	8,016,640	2,039,295	1,603,346

Property and equipment, net	3,019,348	2,976,497	2,340,197
Intangible assets, net	34,353	31,648	24,882
Right-of-use assets	735,067	569,718	447,927
Security deposits	95,096	190,792	150,005
TOTAL ASSETS	11,900,504	5,807,950	4,566,357

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Other payables	702,609	354,760	278,921
Operating lease liabilities	356,611	366,032	287,784
Total current liabilities	1,059,220	720,792	566,705

Operating lease liabilities, non current	452,014	267,379	210,220
TOTAL LIABILITIES	1,511,234	988,171	776,925

STOCKHOLDERS’ EQUITY
Seed Preferred Shares, 2,500,000 authorized; 2,500,000 issued and outstanding as of June 30, 2025 and December 31, 2024	1,150,000	1,150,000	904,159
Seed Plus Preferred Shares, 2,936,828 authorized; 2,936,828 issued and outstanding as of June 30, 2025 and December 31, 2024	3,349,184	3,349,184	2,633,213
Series A Preferred Shares, 2,586,522 authorized; 2,586,522 issued and outstanding as of June 30, 2025 and December 31, 2024	24,362,849	24,362,849	19,154,689
Ordinary Shares, 8,000,000 authorized; 8,000,000 issued and outstanding as of June 30, 2025 and December 31, 2024	5,000	5,000	3,931
Additional paid-in capital	3,011,966	7,551,859	5,937,463
Accumulated deficit	(21,480,142)	(31,744,326)	(24,958,193)
Accumulated other comprehensive (loss) income	(9,587)	145,213	114,170
TOTAL STOCKHOLDERS’ EQUITY	10,389,270	4,819,779	3,789,432
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	11,900,504	5,807,950	4,566,357

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Revenue	50,000	50,000	39,311

Operating Expenses:
Research and development	1,489,897	5,885,378	4,627,233
Selling and marketing	370,609	784,802	617,031
General and administrative	1,291,976	2,835,474	2,229,321
Depreciation and amortization	280,802	462,608	363,714
Total operating expenses	3,433,284	9,968,262	7,837,299
Loss from operations	(3,383,284)	(9,918,262)	(7,797,988)

Other income and (expense):
Interest expense	(41,717)	(6,395)	(5,028)
Other income	44,526	66,172	52,026
Foreign exchange (loss) gain	384,140	(405,699)	(318,971)
Income tax expense	—	—	—
Net loss	(2,996,335)	(10,264,184)	(8,069,961)

Basic and diluted weighted average shares outstanding, Ordinary and Preferred shares combined, Basic and diluted	16,023,350	16,023,350	16,023,350
Basic and net (loss) income per Ordinary and Preferred shares combined, Basic and diluted	(0.19)	(0.64)	(0.50)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2024		2025		2025
	SGD		SGD		USD
Net loss	S$	(2,996,335)	S$	(10,264,184)	S$	(8,069,961)
Other comprehensive loss:
Foreign currency translation adjustment		(2,116)	154,800		121,708
Comprehensive loss	S$	(2,998,451)	S$	(10,109,384)	S$	(7,948,253)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Seed Preference Shares		Seed Plus Preference Shares		Series A Preference Shares		Ordinary Shares		Additional paid-in	Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	deficit	Equity
Balance at December 31, 2023	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,850	8,000,000	5,000	2,852,525	7,598	(13,996,968)	17,730,189
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	—	(2,116)	—	(2,116)
Shared-based payment reserve	—	—	—	—	—	—	—	—	122,814	—	—	122,814
Net loss	—	—	—	—	—	—	—	—	—	—	(2,996,335)	(2,996,335)
Balance at June 30, 2024	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,850	8,000,000	5,000	2,975,339	5,482	(16,993,303)	14,854,552

	Seed Preference Shares		Seed Plus Preference Shares		Series A Preference Shares		Ordinary Shares		Additional paid-in	Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	deficit	Equity
		SGD		SGD		SGD		SGD	SGD	SGD	SGD	SGD
Balance at December 31, 2024	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,849	8,000,000	5,000	3,011,966	(9,587)	(21,480,142)	10,389,270
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	—	154,800	—	154,800
Shared-based payment reserve	—	—	—	—	—	—	—	—	4,539,893	—	—	4,539,893
Net loss	—	—	—	—	—	—	—	—	—	—	(10,264,184)	(10,264,184)
Balance at June 30, 2025	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,849	8,000,000	5,000	7,551,859	145,213	(31,744,326)	4,819,779
Balance at June 30, 2025 (USD)	2,500,000	904,159	2,936,828	2,633,213	2,586,522	19,154,689	8,000,000	3,931	5,937,463	114,170	(24,958,193)	3,789,432

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Cash flows from operating activities
Loss for the period	(2,996,335)	(10,264,184)	(8,069,961)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	277,966	459,903	361,587
Stock based compensation	122,814	4,539,893	3,569,379
Unrealized foreign currency transaction (gain) loss	(373,612)	410,491	322,738
Amortization	2,836	2,705	2,127
Changes in operating assets and liabilities:			—
Accounts receivable	(270,000)	150,000	117,934
Accounts payable	649,700	(347,850)	(273,488)
Lease liability	(113,287)	(175,214)	(137,758)
Prepaid expenses and other receivables	65,692	26,248	20,637
Net cash used in operating activities	(2,634,226)	(5,198,008)	(4,086,805)

Cash flows from investing activities
Purchase of property and equipment	(1,759,439)	(251,703)	(197,895)
Purchase of intangible assets and trademarks	—	—	—
Net cash used in investing activities	(1,759,439)	(251,703)	(197,895)

Cash flows from financing activities
Proceeds from issuance of preference shares	—	—	—
Net cash provided by financing activities	—	—	—
Effect of exchange rate changes on cash	371,496	(255,691)	(201,031)
Net (decrease) increase in cash and cash equivalents	(4,022,169)	(5,705,402)	(4,485,731)
Cash and cash equivalents at beginning of period	16,512,011	6,624,506	5,208,354
Cash and cash equivalents at end of period	12,489,842	919,104	722,623

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

1. DESCRIPTION OF BUSINESS

Horizon Quantum Computing Pte. Ltd. (the “Company”) is incorporated in the Republic of Singapore. The Company focuses on developing software tools that simplify and accelerate the creation of applications for quantum computers and also provide quantum computing services on an individual basis. The Company’s flagship product, Triple Alpha, is a web-based integrated development environment (IDE) that allows developers to write quantum software using familiar classical programming languages. The Software enables software developers without prior quantum experience to harness the power of quantum computing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation and Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding annual financial reporting. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP included in the Accounting Standards Codification (“ASC”), and Accounting Standards Update (“ASU”) issued by the Financial Accounting Standards Board (“FASB”).

Use of Estimates

Management of the Company is required to make certain estimates, judgments, and assumptions during the preparation of its consolidated financial statements in accordance with U.S. GAAP. The Company believes that these estimates, judgments and assumptions are reasonable under the circumstances. These estimates, judgments, and assumptions impact the reported amounts of assets, liabilities, revenue, and expenses, and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Changes in such estimates could affect amounts reported in future periods. On an ongoing basis, the Company evaluates its estimates and judgments including those related to: liquidity and going concern, the useful lives and recoverability of property and equipment and definite-lived intangible assets; the recoverability of goodwill and indefinite-lived intangible assets; the carrying value of accounts receivable, including the determination of the allowance for credit losses; inventory, including the determination of allowances for estimated excess or obsolescence; the fair value of warrants; the fair value of acquisition- related contingent consideration arrangements; unrecognized tax benefits; legal contingencies; the incremental borrowing rate for the Company’s leases; and the valuation of stock-based compensation, among others.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in stockholders’ equity, consolidated statements of cash flows and notes to the consolidated financial statements from SGD into USD as of June 30, 2025 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7862, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Cash and Cash Equivalents

Cash balances are held in Singaporean and European banks. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value. These typically include treasury bills, money market funds, and other short-term instruments with original maturities of three months or less.

Restricted Cash

The Company is not subject to any contractual agreement that contains restrictions on the Company’s use or withdrawal of its cash or cash equivalents.

Revenue Recognition

Revenue from sale of services in the ordinary course of business is recognized when the Company satisfies a performance obligation (PO) by transferring control of a promised service to the customer.

The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand- alone selling prices of the promised services. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to services with observable stand-alone selling prices. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those POs.

The transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table provides information about the nature and timing of the satisfaction of performance obligations in contract with customers, including significant payment terms, and the related revenue recognition policies:

Rendering of services

Nature of services	The Company provides research and development services on quantum algorithms.

When revenue is recognized	Revenue is recognized when services are delivered to the customer and all criteria for acceptance have been satisfied.

Significant payment terms	30 days credit terms

Accounts Receivable

Trade accounts receivable are recognized and carried at billed amounts less an allowance for credit losses. The Company adopted the Current Expected Credit Losses (“CECL”) guidance effective January 1, 2023. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. The allowance for credit losses were not significant as of June 30, 2025 and December 31, 2024.

Property and Equipment, net

Property and equipment, net is stated at cost and depreciated on a straight-line basis of three to seven years for furniture and fixtures and computer equipment. Leasehold improvements are capitalized and amortized over the shorter of their useful lives or remaining lease term. Repair and maintenance costs are charged to operations in the periods incurred. Upon retirement or sale, costs and related accumulated depreciation or amortization are removed from the balance sheets and the resulting gain or loss is included in operating expense in the Company’s consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

Long-lived assets with finite lives consist primarily of property and equipment, operating lease right-of-use assets, and intangible assets which are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Leases

Leases are accounted for under ASC 842. The Company determines if an arrangement is or contains a lease at inception. The Company’s operating lease arrangements are comprised of real estate and facility leases. Right of use assets represent the Company’s right to use the underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company’s leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. Right of use assets also exclude lease incentives.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock-Based Compensation

The Company accounts for stock-based compensation expense in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company measures and recognizes compensation expense for all stock-based awards based on estimated fair values on the date of the grant, recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The Company accounts for forfeitures in the period in which they occur.

Income and Other Expenses, Operating Income/Losses

Income and other expenses are recognized on an accrual basis when it is probable that economic benefits will flow to or from the Company and the amounts can be reliably measured. Other income may include interest income, foreign exchange gains, and miscellaneous non-operating income.

Operating income or losses represent the profit or loss from the Company’s core business operations, excluding finance costs, taxation, and other non-operating items. It is a key performance measure used by management to assess the results of operations.

Foreign Operations and Foreign Currency Translation

The currency of the primary economic environment in which the operations of the Company are conducted is the Singapore Dollar (“SGD”). The Company uses SGD as its functional currency. The results of the Company’s non-Singaporean subsidiary, whose functional currency are the local currencies of the economic environment in which they operate, are translated into SGD in accordance with U.S. GAAP.

Assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated at average exchange rates during the period. Differences resulting from translation are presented in equity as accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction (gain) loss, mainly related to intercompany transactions, is included in the consolidated statements of operations. For the six-months ended June 30, 2025 and 2024, there was a gain of S$154,800 (US$121,708) and a loss of S$2,116 (US$1,664), respectively.

Basic and Diluted Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary shares outstanding during the period. Diluted net loss per share is based upon the diluted weighted-average number of shares outstanding during the period. Diluted net loss per share gives effect to all potentially dilutive common share equivalents, including preferred stock and stock options, to the extent they are dilutive. See to Note 9 — Earnings Per Share.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss), net. Other comprehensive income (loss), net is defined as revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ deficit but are excluded from net loss. The Company’s other comprehensive loss consists of foreign currency translation adjustments that result from the consolidation of its foreign subsidiaries and is reported net of tax effects.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Risks

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains its cash with major financial institutions in Singapore, which are regulated by the Monetary Authority of Singapore (“MAS”). While these balances may exceed the amounts insured under the Singapore Deposit Insurance Scheme (“SDIC”), the Company has not experienced any losses.

Segments

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance therefore there is only on reportable segment.

Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU includes amendments that expand the existing reportable segment disclosure requirements and requires disclosure of (i) significant expense categories and amounts by reportable segment as well as the segment’s profit or loss measure(s) that are regularly provided to the chief operating decision maker (the “CODM”) to allocate resources and assess performance; (ii) how the CODM uses each reported segment profit or loss measure to allocate resources and assess performance; (iii) the nature of other segment balances contributing to reported segment profit or loss that are not captured within segment revenues or expenses; and (iv) the title and position of the individual or name of the group or committee identified as the CODM. We adopted the ASU on January 1, 2024, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as reconciling items that meet a quantitative threshold. Further, the ASU requires additional disclosures on income tax expense and taxes paid, net of refunds received, by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2024 on a prospective basis with the option to apply it retrospectively. Early adoption is permitted. The adoption of this guidance will result in the Company being required to include enhanced income tax related disclosures. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40):Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The standard requires additional disclosure of certain costs and expenses within the notes to the financial statements. The provisions of the standard are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This accounting standards update may be applied either prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the company. In accounting for stock-based compensation, the use of valuation methods for awards granted when the Company’s ordinary shares are not publicly traded, the use of estimates in option valuation model inputs such as expected volatility, term of options, risk-free interest rate are subjective and the change in these assumptions can materially affect the amount of stock-based compensation expense recognized in the consolidated financial statements.

Liquidity and Going Concern

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred net losses of S$10.3 million (US$8.1 million) and S$3.0 million (US$2.4 million) during the six-month period ended June 30, 2025 and 2024, respectively, and has an accumulated deficit of S$31.7 million (US$25.0 million) as of June 30, 2025. Expenses are expected to increase in the forthcoming year and cash flows of the Company may not be able to sustain the expansion required. The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from investors or by taking on additional debt.

The Company’s future capital requirements will depend on many factors including the Company’s revenue growth rate, the timing and extent of spending to support further sales and marketing and research and development efforts. In order to finance these opportunities, the Company may need to raise additional financing. While there can be no assurances, the Company may need to pursue issuances of additional equity raises and debt rounds of financing. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

The primary objective of the Company’s capital management is to ensure that it maintains sound capital position in order to support its business and maximize shareholder’s value. The Company has entered a business combination agreement with a special-purpose acquisition company (SPAC) and closing is subject to regulatory approvals and shareholder votes. If successful, the merger would provide access to public markets and additional capital for growth. See Note 12 — Subsequent Events for more details.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Computer equipment	895,674	1,030,095	809,887
Furniture and fittings	5,598	14,413	11,332
Leasehold Improvements	1,133,740	1,133,740	891,375
Quantum Computing Equipment	1,735,720	1,842,236	1,448,413
Total property and equipment gross	3,770,732	4,020,484	3,161,007
Less – Accumulated depreciation	(751,384)	(1,043,988)	(820,810)
Total property and equipment net	3,019,348	2,976,497	2,340,197

Total depreciation expense for the six-month period ended June 30, 2025 and 2024, totalled S$459,903 (US$361,587) and S$277,966 (US$218,544), respectively.

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Patents and trademarks	Accumulated Amortization	Net Intangible Assets
	SGD	SGD	SGD
Balance, January 1, 2024	56,730	(17,125)	39,604
Additions	436	(5,688)	(5,251)
Balance, December 31, 2024	57,166	(22,813)	34,353
Additions	—	(2,705)	(2,705)
Balance, June 30, 2025	57,166	(25,518)	31,648
Balance, June 30, 2025 (USD)	44,945	(20,063)	24,882

Intangible asset amortization expense, for the six-month ended June 30, 2025 and 2024 totalled approximately S$2,705 (US$2,127) and S$2,837 (US$2,231), respectively.

Future estimated amortization expense for the Company’s intangible assets is approximately as follows:

Future estimated amortization as of June 30, 2025	SGD	USD
Remainder of 2025	2,629	2,067
2026	5,258	4,134
2027	5,258	4,134
2028	5,258	4,134
2029	5,258	4,134
Thereafter	7,988	6,279
	31,648	24,882

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

5. ACCOUNTS PAYABLE AND OTHER PAYABLES

Accounts payable and other payables consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Equipment purchase	465,645	—	—
Outsourced services and consulting expenses	75,660	45,304	35,619
Audit fees	92,652	112,650	88,568
Accrued facilities restoration costs	31,934	31,934	25,107
Payroll and payroll related expenses	18,206	34,748	27,320
Legal expenses	2,309	108,668	85,438
Other accrued expenses and current liabilities	16,203	21,456	16,869
Total accounts payable and other payables	702,609	354,760	278,921

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Operating lease right-of-use assets and lease liabilities are recognized based on the net present value of remaining lease payments over the lease term. In calculating the present value, the Company uses its estimated incremental borrowing rate, determined based on available information as of the later of the lease commencement date, the lease modification date, or the date of adoption of ASC 842. The right-of-use asset also includes any initial direct costs and is adjusted for lease incentives received.

The right-of-use assets as of June 30, 2025 and December 31 2024 are S$569,718 (US$447,927) and S$735,067 (US$577,928), respectively.

As of June 30, 2025, the maturities of the Company’s operating lease liabilities were as follows:

Year	TOTAL
	SGD	USD
Remainder of 2025	186,375	146,533
2026	377,701	296,958
2027	79,189	62,260
Total lease payments	643,265	505,751
Less: imputed interest	(9,854)	(7,747)
Present values of lease liabilities	633,411	498,004

Operating lease liabilities current	366,032	287,784
Operating lease liabilities noncurrent	267,379	210,220
	633,411	498,004

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

7. STOCKHOLDERS’ EQUITY

Ordinary shares

The holder of ordinary shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

All issued shares are fully paid, with no par value.

Convertible preference shares

The holders of convertible preferences shares (“CPS”) shall be entitled to receive notices of, and attend, speak and vote at, any general meetings of the Company. The holder of the CPS shall have one vote for every ordinary share into which the number of CPS it holds is convertible to.

Upon any declaration of dividends, the CPS shall receive, out of funds legally available, dividends at the rate of 8% of the issue price paid for the subscription of the CPS prior to and in preference to any declaration or payment of any dividend to holders of ordinary shares.

Prior to any initial public offering (“IPO”), the holders of the CPS may, but shall not be obliged tom convert all or some only of the CPS into ordinary shares by delivering to the Company a notice in writing of its intention. The holder of the CPS shall not be required to make any payment to the Company for the conversion of the CPS to ordinary shares. The CPS shall automatically convert into ordinary shares upon IPO.

The CPS will only be redeemable, upon the Company choosing to provide redemption in the event of a default by or liquidation of the Company.

In the event of liquidation (as defined in the investment agreement), the net proceeds from the liquidation event shall be distributed in the following manner:

●	Firstly, the holders of CPS shall receive an amount equal to the amount paid by the holders of CPS for the subscription of the relevant CPS plus all declared or accrued but unpaid dividends.

●	Thereafter, the remaining balance shall be distributed to the holders of CPS and ordinary shares on a pro rata basis.

In the event of default, each of the holders of the CPS may give notice to the Company to require the Company to buy-back or redeem all or part of the CPS held by it.

8. STOCK INCENTIVE PLANS

Employee share option plan (Equity-settled) (“ESOP Plan”)

The Company has granted share options to employees under its Employee Share Option Scheme known as the “The Employee Share Option Plan of Horizon Quantum Computing Pte Ltd (“ESOP”)”. A total of 793,750 and 1,047,900 options were issued on March 1, 2022 and February 1, 2025 respectively, comprising 687,500 options exercisable at S$0.46 per share, 231,250 options exercisable at US$0.80 per share and 922,900 options exercisable at US$7.00 per share.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

8. STOCK INCENTIVE PLANS (cont.)

The vesting conditions for these options are generally structured to occur up to 4 years from the date of grant. Once vested, the options may be exercised at any time up to the maturity date, which is 10 years from the date of grant.

In the event an employee ceases employment with the Company, the treatment of the options depends on the circumstances of departure. If employment is terminated for Cause, all vested and unvested options will be cancelled, and the Company retains the right to repurchase any shares acquired through the exercise of options at the original exercise price. If employment ends for any other reason, unvested options will be cancelled immediately, and vested options must be exercised within the period specified in the Rules; otherwise, they will lapse.

The Company has classified the share options as equity-settled share-based payments at fair value. The following table summarizes stock option activities for the six months ended June 30, 2025:

	Outstanding Options	Weighted Average Exercise Price per Share
		SGD	USD
Outstanding December 31, 2023	793,750	0.64	0.50
Granted	—	—
Forfeited	(23,440)	1.09
Outstanding December 31, 2024	770,310	0.63	0.50
Granted	1,047,900	8.43
Forfeited	(16,500)	9.51
Outstanding June 30, 2025	1,801,710	5.09	4.00

Weighted average remaining life (Years)	8.3
Options vested and exercisable at June 30, 2025	1,801,710	5.09	4.00

The fair value of options granted, determined using the Binomial Valuation Model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	2022	2025
Dividend yield (%)	0%	0%
Expected volatility (%)	39.59%	100.00%
Risk-free interest rate (%)	2.29%	2.84%
Expected life of options (years)	10	10

9. NET LOSS PER SHARE

Basic and diluted earnings (loss) per share are computed using the two-class method, which is an earnings allocation method that determines earnings (loss) per share for common shares and participating securities. The participating securities consist of the Company’s Preference Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference and Series A Preference. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. In periods of loss, no allocation is made to the Preference shares and diluted net loss per share is the same as basic net loss per share because common stock equivalents are excluded as their inclusion would be antidilutive.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

9. NET LOSS PER SHARE (cont.)

The Company calculated net income/(loss) per share using the treasury stock method. The table below sets for the computation of basic and diluted net income/(loss) per share for the period presented below.

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Net income (loss)	(2,996,335)	(10,264,184)	(8,069,961)
Basic and diluted weighted average common shares outstanding	16,023,350	16,023,350	16,023,350
Basic and diluted net income (loss) per share	(0.19)	(0.64)	(0.50)

The following outstanding balances of common share equivalent securities have been excluded from the calculation of diluted weighted average common shares outstanding and diluted net loss per share for the six months ended June 30, 2025 and 2024 because the effect of including them would have been antidilutive.

	June 30, 2025	June 30, 2024
ESOP Pool	2,996,875	2,996,875
	19,020,225	19,020,225

10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

11. SEGMENTATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the CEO, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

11. SEGMENTATION (cont.)

The CODM assesses the performance of and decides how to allocate resources for the one segment based on consolidated net loss. Further, EBITDA (earnings before interest taxes, depreciation and amortization), which is not presented on the face of the Company’s Consolidated Statements of Operations, is used to assist with the measurement of segment performance and allocate resources. The CODM also uses net loss and adjusted EBITDA, to decide the level of investment in various operating activities and other capital allocation activities.

The measure of segment assets is reported on the Company’s Consolidated Balance Sheets as Total Assets.

The following table presents the Company’s segment results for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Operating Expenses:
Research and development	1,489,897	5,885,378	4,627,233
Selling and marketing	370,609	784,802	617,031
General and administrative	1,291,976	2,835,474	2,229,321
Depreciation and amortization	280,802	462,608	363,714
Total operating expenses	3,433,284	9,968,262	7,837,299

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events from June 30, 2025, the date of these financial statements, through the date on which the financial statements were issued (the “Issuance Date”), for events requiring recording or disclosure in the financial statements as of and for the six months ended June 30, 2025. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

In July 2025 and October 2025, the Company entered into Simple Agreement for Future Equity (“SAFE”) notes for US$3,000,000 and US$1,000,000 respectively (“Purchase Amount”). The Purchase Amount is comprised of (i) a secondary component, equal to 16% of the Purchase Amount (the “Secondary Component”), and a primary component, equal to 84% of the Purchase Amount (the “Primary Component”). The Company may use the Secondary Component to (i) meet the Company’s working capital requirements, and/or (ii) buy back and cancel Shares and/or cancel allocated and vested Options. The Company will use the Primary Component to meet the Company’s working capital requirements, or for any other purpose approved in accordance with the agreement.

On September 9, 2025, dMY Squared Technology Group, Inc., a Massachusetts corporation (“dMY”), Rose Holdco Pte. Ltd., a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and the Company, entered into a Business Combination Agreement. The consummation of the Business Combination will result in dMY’s and the Company’s securityholders becoming securityholders of Holdco, which will become a public company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Horizon Quantum Computing Pte. Ltd. and its subsidiary (the “Group”) as of December 31, 2024 and 2023, and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Stockholders’ Equity and Consolidated Statements of Cash Flows for each of the two years in the period ended December 31, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended December 2024 and 2023 in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial Doubt about the Company’s Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group are pre-revenue, and its business model requires significant ongoing expenditure to operate the group till revenue streams supporting the business are established and the uncertainty about the availability of future financing raise substantial doubt about the Group’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2025.

/s/ PKF Littlejohn LLP

PCAOB Registration Number 2814

London, England

October 21, 2025

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
ASSETS
Cash and cash equivalents	16,512,011	6,624,506	4,848,855
Receivables, net	—	150,000	109,794
Prepaid and other current assets	521,400	1,242,134	909,189
Total current assets	17,033,411	8,016,640	5,867,838

Property and equipment, net	560,254	3,019,348	2,210,034
Construction in process	254,672	—	—
Intangible assets, net	39,604	34,353	25,145
Right-of-use assets	23,499	735,067	538,038
Security deposits	44,186	95,096	69,606
TOTAL ASSETS	17,955,626	11,900,504	8,710,661

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Other payables	198,178	702,609	514,280
Operating lease liabilities	27,260	356,611	261,024
Total current liabilities	225,438	1,059,220	775,304

Operating lease liabilities, non-current	—	452,014	330,855
TOTAL LIABILITIES	225,438	1,511,234	1,106,159

STOCKHOLDERS’ EQUITY
Seed Preferred Shares, 2,500,000 authorized; 2,500,000 issued and outstanding as of December 31, 2024 and 2023	1,150,000	1,150,000	841,751
Seed Plus Preferred Shares, 2,936,828 authorized; 2,936,828 issued and outstanding as of December 31, 2024 and 2023	3,349,184	3,349,184	2,451,460
Series A Preferred Shares, 2,586,522 authorized; 2,586,522 issued and outstanding as of December 31, 2024 and 2023	24,362,849	24,362,849	17,832,564
Ordinary Shares, 8,000,000 authorized; 8,000,000 issued and outstanding as of December 31, 2024 and 2023	5,000	5,000	3,660
Additional paid-in capital	2,852,525	3,011,966	2,204,630
Retained Earnings	(13,996,968)	(21,480,142)	(15,722,546)
Accumulated other comprehensive (loss) income	7,598	(9,587)	(7,017)
TOTAL STOCKHOLDERS’EQUITY	17,730,188	10,389,270	7,604,502
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	17,955,626	11,900,504	8,710,661

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,
	2023	2024	2024
	SGD	SGD	USD
Revenue	50,000	360,000	263,505

Operating Expenses:
Research and development	2,239,460	3,458,218	2,531,268
Selling and marketing	732,804	986,566	722,124
General and administrative	1,821,990	2,911,370	2,130,999
Depreciation and amortization	264,414	855,249	626,006
Total operating expenses	5,058,668	8,211,403	6,010,397
Loss from operations	(5,008,668)	(7,851,403)	(5,746,892)

Other income and (expense):
Interest expense	(2,339)	(49,457)	(36,200)
Other income	1,527	124,085	90,825
Foreign exchange (loss) gain	(166,037)	293,601	214,903
Income tax expense	—	—	—
Net loss	(5,175,517)	(7,483,174)	(5,477,364)

Basic and diluted weighted average shares outstanding, Ordinary and Preferred shares combined
– Basic and diluted	16,023,350	16,023,350	16,023,350
Basic and net (loss) income per Ordinary and Preferred shares combined
– Basic and diluted	(0.32)	(0.47)	(0.34)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	December 31,
	2023	2024	2024
	SGD	SGD	USD
Net loss	(5,175,517)	(7,483,174)	(5,477,364)
Other comprehensive loss:
Foreign currency translation adjustment	7,598	(17,185)	(12,579)
Comprehensive loss	(5,167,919)	(7,500,359)	(5,489,943)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Seed Preference Shares		Seed Plus Preference Shares		Series A Preference Shares		Ordinary Shares		Additional paid-in	Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	deficit	Equity
		SGD		SGD		SGD		SGD	SGD	SGD	SGD	SGD
As at January 1, 2023	2,500,000	1,150,000	2,936,828	3,349,184	1,872,013	17,723,327	8,000,000	5,000	2,532,305	—	(8,821,451)	15,938,365
Issuance of share capital	—	—	—	—	714,509	6,639,522	—	—	—	—	—	6,639,522
Shared-based payment reserve	—	—	—	—	—	—	—	—	320,220	—	—	320,220
Translation adjustment	—	—	—	—	—	—	—	—	—	7,598	—	7,598
Loss for the year, representing total comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	(5,175,517)	(5,175,517)
Balance at December 31, 2023	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,849	8,000,000	5,000	2,852,525	7,598	(13,996,968)	17,730,188
Translation adjustment	—	—	—	—	—	—	—	—	—	(17,185)	—	(17,185)
Shared-based payment reserve	—	—	—	—	—	—	—	—	159,441	—	—	159,441
Loss for the year, representing total comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	(7,483,174)	(7,483,174)
Balance at December 31, 2024	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,849	8,000,000	5,000	3,011,966	(9,587)	(21,480,142)	10,389,270
Balance at December 31, 2024 (USD)	2,500,000	841,751	2,936,828	2,451,460	2,586,522	17,832,564	8,000,000	3,660	2,204,630	(7,017)	(15,722,546)	7,604,502

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	For the year ended December 31,
	2023	2024	2024
	SGD	SGD	USD
Cash flows from operating activities
Loss for the year	(5,175,517)	(7,483,174)	(5,477,364)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	258,741	849,482	621,785
Stock based compensation	320,220	159,441	116,704
Unrealized foreign currency transaction (gain)/loss	169,893	(257,154)	(188,226)
Amortization	5,673	5,687	4,163
Changes in operating assets and liabilities:			—
Accounts receivable	—	(150,000)	(109,794)
Accounts payable	(109,879)	504,431	369,222
Lease liability	(159,670)	(286,175)	(209,468)
Prepaid expenses and other receivables	(168,178)	(771,643)	(564,810)
Net cash used in operating activities	(4,858,717)	(7,429,105)	(5,437,788)
Cash flows from investing activities
Purchase of property and equipment	(585,472)	(2,733,466)	(2,000,780)
Purchase of intangible assets and trademarks	—	(436)	(319)
Net cash used in investing activities	(585,472)	(2,733,902)	(2,001,099)
Cash flows from financing activities
Proceeds from issuance of preference shares	6,639,522	—	—
Net cash provided by financing activities	6,639,522	—	—
Effect of exchange rate changes on cash	(162,295)	275,502	201,656
Net (decrease) increase in cash and cash equivalents	1,033,038	(9,887,505)	(7,237,231)
Cash and cash equivalents at beginning of year	15,478,973	16,512,011	12,086,086
Cash and cash equivalents at end of year	16,512,011	6,624,506	4,848,855
Supplemental cash flow information
Interest paid	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1. DESCRIPTION OF BUSINESS

Horizon Quantum Computing Pte. Ltd. (the “Company”) is incorporated in the Republic of Singapore. The Company focuses on developing software tools that simplify and accelerate the creation of applications for quantum computers and also provide quantum computing services on an individual basis. The Company’s flagship product, Triple Alpha, is a web-based integrated development environment (IDE) that allows developers to write quantum software using familiar classical programming languages. The Software enables software developers without prior quantum experience to harness the power of quantum computing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Horizon Quantum Computing (Ireland) Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation and Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding annual financial reporting. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP included in the Accounting Standards Codification (“ASC”), and Accounting Standards Update (“ASU”) issued by the Financial Accounting Standards Board (“FASB”).

Use of Estimates

Management of the Company is required to make certain estimates, judgments, and assumptions during the preparation of its consolidated financial statements in accordance with U.S. GAAP. The Company believes that these estimates, judgments and assumptions are reasonable under the circumstances. These estimates, judgments, and assumptions impact the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from these estimates. Changes in such estimates could affect amounts reported in future periods. On an ongoing basis, the Company evaluates its estimates and judgments including those related to the useful lives and recoverability of property and equipment and definite-lived intangible assets; the carrying value of accounts receivable, including the determination of the allowance for credit losses; the incremental borrowing rate for the Company’s leases; and the valuation of stock-based compensation, among others.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in stockholders’ equity, consolidated statements of cash flows and notes to the consolidated financial statements from SGD into USD as of December 31, 2024 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7320, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash balances are held in Singaporean and European banks. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value. These typically include treasury bills, money market funds, and other short-term instruments with original maturities of three months or less.

Restricted Cash

The Company is not subject to any contractual agreement that contains restrictions on the Company’s use or withdrawal of its cash or cash equivalents.

Revenue Recognition

Revenue from sale of services in the ordinary course of business is recognized when the Company satisfies a performance obligation (PO) by transferring control of a promised service to the customer.

The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand- alone selling prices of the promised services. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to services with observable stand-alone selling prices. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those POs.

The transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contract with customers, including significant payment terms, and the related revenue recognition policies:

Rendering of services

Nature of services	The Company provides research and development services on quantum algorithms.
When revenue is recognized	Revenue is recognized when services are delivered to the customer and all criteria for acceptance have been satisfied.
Significant payment terms	30 days credit terms

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable

Trade accounts receivable are recognized and carried at billed amounts less an allowance for credit losses. The Company adopted the Current Expected Credit Losses (“CECL”) guidance effective January 1, 2023. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. The allowance for credit losses were not significant as of December 31, 2024 and 2023.

Property and Equipment, net

Property and equipment, net is stated at cost and depreciated on a straight-line basis of three to seven years for furniture and fixtures and computer equipment. Leasehold improvements are capitalized and amortized over the shorter of their useful lives or remaining lease term. Repair and maintenance costs are charged to operations in the periods incurred. Upon retirement or sale, costs and related accumulated depreciation or amortization are removed from the balance sheets and the resulting gain or loss is included in operating expense in the Company’s consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

Long-lived assets with finite lives consist primarily of property and equipment, operating lease right-of-use assets, and intangible assets which are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Leases

Leases are accounted for under ASC 842. The Company determines if an arrangement is or contains a lease at inception. The Company’s operating lease arrangements are comprised of real estate and facility leases. Right of use assets represent the Company’s right to use the underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company’s leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. Right of use assets also exclude lease incentives.

Stock-Based Compensation

The Company accounts for stock-based compensation expense in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company measures and recognizes compensation expense for all stock-based awards based on estimated fair values on the date of the grant, recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The Company accounts for forfeitures in the period in which they occur.

Income and Other Expenses, Operating Income / Losses

Income and other expenses are recognized on an accrual basis when it is probable that economic benefits will flow to or from the Company and the amounts can be reliably measured. Other income may include interest income, foreign exchange gains, and miscellaneous non-operating income.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating income or losses represent the profit or loss from the Company’s core business operations, excluding finance costs, taxation, and other non-operating items. It is a key performance measure used by management to assess the results of operations.

Foreign Operations and Foreign Currency Translation

The currency of the primary economic environment in which the operations of the Company are conducted is the Singapore Dollar (“SGD”). The Company uses SGD as their functional currency. The results of the Company’s non-Singaporean subsidiary, whose functional currency are the local currencies of the economic environment in which they operate, are translated into SGD in accordance with U.S. GAAP.

Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Differences resulting from translation are presented in equity as accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction (gain) loss, mainly related to intercompany transactions, is included in the consolidated statements of operations. For the years ended December 31, 2024 and 2023, there was a loss of S$17,185 (US$12,579) and gain of S$7,598 (US$5,561), respectively.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the company. In accounting for stock-based compensation, the use of valuation methods for awards granted when the Company’s ordinary shares are not publicly traded, the use of estimates in option valuation model inputs such as expected volatility, term of options, risk-free interest rate are subjective and the change in these assumptions can materially affect the amount of stock-based compensation expense recognized in the consolidated financial statements.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company applies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When available, the Company uses quoted market prices to determine fair value and classifies such items within Level 1. If quoted market prices are not available, the Company uses valuation techniques consistent with the market approach, income approach, or cost approach. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and other receivables, accounts payable and accrued liabilities. The Company does not utilize derivative instruments or investments and does not have any outstanding debt as of the date of the consolidated financial statements. The carrying amounts of cash and cash equivalents are at cost which approximates fair value due to the high liquidity of these instruments. Accounts receivable and other receivables are recorded at amortized cost, net of any allowance for doubtful accounts. The Company evaluates the collectability of receivables and records an allowance for expected credit losses when necessary. Accounts payable and accrued liabilities are recorded at cost and approximate fair value due to their short-term nature.

Basic and Diluted Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary shares outstanding during the year. Diluted net loss per share is based upon the diluted weighted-average number of shares outstanding during the year. Diluted net loss per share gives effect to all potentially dilutive common share equivalents, including preferred stock and stock options, to the extent they are dilutive. See to Note 10 — Net Loss Per Share.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss), net. Other comprehensive income (loss), net is defined as revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ deficit but are excluded from net loss. The Company’s other comprehensive loss consists of foreign currency translation adjustments that result from the consolidation of its foreign subsidiaries and is reported net of tax effects.

Concentration of Risks

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains its cash with major financial institutions in Singapore, which are regulated by the Monetary Authority of Singapore (“MAS”). While these balances may exceed the amounts insured under the Singapore Deposit Insurance Scheme (“SDIC”), the Company has not experienced any losses.

Segments

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance therefore there is only on reportable segment.

Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU includes amendments that expand the existing reportable segment disclosure requirements and requires disclosure of (i) significant expense categories and amounts by reportable segment as well as the segment’s profit or loss measure(s) that are regularly provided to the chief operating decision maker (the “CODM”) to allocate resources and assess performance; (ii) how the CODM uses each reported segment profit or loss measure to allocate resources and assess performance; (iii) the nature of other segment balances contributing to reported segment profit or loss that are not captured within segment revenues or expenses; and (iv) the title and position of the individual or name of the group or committee identified as the CODM. We adopted the ASU on January 1, 2024, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as reconciling items that meet a quantitative threshold. Further, the ASU requires additional disclosures on income tax expense and taxes paid, net of refunds received, by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2024 on a prospective basis with the option to apply it retrospectively. Early adoption is permitted. The adoption of this guidance will result in the Company being required to include enhanced income tax related disclosures. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40):Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The standard requires additional disclosure of certain costs and expenses within the notes to the financial statements. The provisions of the standard are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This accounting standards update may be applied either prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

Liquidity and Going Concern

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred net losses of S$7.5 million (US$5.5 million) and S$5.2 million (US$3.8 million) during the year ended December 31, 2024 and 2023, respectively, and has an accumulated deficit of S$21.5 million (US$15.7 million) as of December 31, 2024. Expenses are expected to increase in the forthcoming year and cash flows of the Company may not be able to sustain the expansion required. The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from investors or by taking on additional debt.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s future capital requirements will depend on many factors including the Company’s revenue growth rate, the timing and extent of spending to support further sales and marketing and research and development efforts. In order to finance these opportunities, the Company may need to raise additional financing. While there can be no assurances, the Company may need to pursue issuances of additional equity raises and debt rounds of financing. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

The primary objective of the Company’s capital management is to ensure that it maintains sound capital position in order to support its business and maximize shareholder’s value. The Company has entered a business combination agreement with a special-purpose acquisition company (SPAC) and closing is subject to regulatory approvals and shareholder votes. If successful, the merger would provide access to public markets and additional capital for growth. If successful, the merger would provide access to public markets and additional capital for growth.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
Computer equipment	776,996	895,674	655,595
Furniture and fittings	5,598	5,598	4,097
Leasehold Improvements	—	1,133,740	829,849
Quantum Computing Equipment	—	1,735,720	1,270,473
Total property and equipment gross	782,594	3,770,732	2,760,014
Less – Accumulated depreciation	(222,340)	(751,384)	(549,980)
Total property and equipment net	560,254	3,019,348	2,210,034

Total depreciation expense for the years ended December 31, 2024 and 2023, totalled S$849,482 (US$621,685) and S$258,741 (US$189,387), respectively.

4. CONSTRUCTION IN PROCESS

Construction in progress consists of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
Renovation works	254,672	—	—

Renovation works for year ended December 31, 2023 was subsequently reclassified to leasehold improvements once construction was complete.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Patents and trademarks	Accumulated Amortization	Net Intangible Assets
	SGD	SGD	SGD
Balance, January 1, 2023	56,730	(11,452)	45,277
Additions	—	(5,673)	(5,673)
Balance, December 31, 2023	56,730	(17,125)	39,604
Additions	436	(5,688)	(5,251)
Balance, December 31, 2024	57,166	(22,813)	34,353
Balance, December 31, 2024 (USD)	41,843	(16,698)	25,145

Intangible asset amortization expense, for the years ended December 31, 2024 and 2023 totalled approximately S$5,687 (US$4,163) and S$5,673 (US$4,152), respectively.

Future estimated amortization expense for the Company’s intangible assets is approximately as follows:

Future estimated amortization as of December 31, 2024	SGD	USD
2025	5,716	4,184
2026	5,716	4,184
2027	5,716	4,184
2028	5,716	4,184
2029	5,716	4,184
Thereafter	5,773	4,225
	34,353	25,145

6. ACCOUNTS PAYABLE AND OTHER PAYABLES

Accounts payable and other payables consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
Equipment purchase	—	465,645	340,832
Outsourced services and consulting expenses	40,907	75,660	55,380
Audit fees	79,996	92,652	67,817
Accrued facilities restoration costs	31,934	31,934	23,374
Payroll and payroll related expenses	12,426	18,206	13,326
Legal expenses	3,726	2,309	1,690
Rent expenses	648	—	—
Other accrued expenses and current liabilities	28,542	16,203	11,861
Total accounts payable and other payables	198,178	702,609	514,280

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

7. Right-of-Use Assets and Lease Liabilities

Operating lease right-of-use assets and lease liabilities are recognized based on the net present value of remaining lease payments over the lease term. In calculating the present value, the Company uses its estimated incremental borrowing rate, determined based on available information as of the later of the lease commencement date, the lease modification date, or the date of adoption of ASC 842. The right-of-use asset also includes any initial direct costs and is adjusted for lease incentives received.

The right-of-use asset as of December 31, 2024 and 2023 are S$735,067 (US$538,038) and S$23,499 (US$17,200), respectively.

As of December 31, 2024, the maturities of the Company’s operating lease liabilities were as follows:

Year	TOTAL
	SGD	USD
2025	367,723	269,158
2026	377,884	276,595
2027	79,189	57,963
Total lease payments	824,796	603,716
Less: imputed interest	(16,171)	(11,836)
Present values of lease liabilities	808,625	591,880

Operating lease liabilities current	356,611	261,024
Operating lease liabilities noncurrent	452,014	330,855
	808,625	591,879

8. STOCKHOLDERS’ EQUITY

Ordinary shares

The holder of ordinary shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

All issued shares are fully paid, with no par value.

Convertible preference shares

The holders of convertible preferences shares (“CPS”) shall be entitled to receive notices of, and attend, speak and vote at, any general meetings of the Company. The holder of the CPS shall have one vote for every ordinary share into which the number of CPS it holds is convertible to.

Upon any declaration of dividends, the CPS shall receive, out of funds legally available, dividends at the rate of 8% of the issue price paid for the subscription of the CPS prior to and in preference to any declaration or payment of any dividend to holders of ordinary shares.

Prior to any initial public offering (“IPO”), the holders of the CPS may, but shall not be obliged to convert all or some only of the CPS into ordinary shares by delivering to the Company a notice in writing of its intention. The holder of the CPS shall not be required to make any payment to the Company for the conversion of the CPS to ordinary shares. The CPS shall automatically convert into ordinary shares upon IPO.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

8. STOCKHOLDERS’ EQUITY (cont.)

The CPS will only be redeemable, upon the Company choosing to provide redemption in the event of a default by or liquidation of the Company.

In the event of liquidation (as defined in the investment agreement), the net proceeds from the liquidation event shall be distributed in the following manner:

●	Firstly, the holders of CPS shall receive an amount equal to the amount paid by the holders of CPS for the subscription of the relevant CPS plus all declared or accrued but unpaid dividends.

●	Thereafter, the remaining balance shall be distributed to the holders of CPS and ordinary shares on a pro rata basis.

In the event of default, each of the holders of the CPS may give notice to the Company to require the Company to buy-back or redeem all or part of the CPS held by it.

9. STOCK INCENTIVE PLANS

Employee share option plan (Equity-settled) (“ESOP Plan”)

In 2022, the Company granted share options to key employees under its Employee Share Option Scheme known as the “The Employee Share Option Plan of Horizon Quantum Computing Pte. Ltd. (“ESOP”)”. A total of 793,750 options were issued on March 1, 2022, comprising 562,500 options exercisable at S$0.46 per share and 231,250 options exercisable at USS$ 0.80 (equivalent to SGD 1.09) per share.

The vesting conditions for these options are structured such that 655,468 options were fully vested upon issuance, while the remaining 138,282 options are subject to a vesting schedule of 48 months from the grant date, vesting monthly on a pro-rata basis. Once vested, the options may be exercised at any time up to the maturity date, which is 10 years from the date of grant (March 1, 2032).

In the event an employee ceases employment with the Company, the treatment of the options depends on the circumstances of departure. If employment is terminated for Cause, all vested and unvested options will be cancelled, and the Company retains the right to repurchase any shares acquired through the exercise of options at the original exercise price. If employment ends for any other reason, unvested options will be cancelled immediately, and vested options must be exercised within the period specified in the Rules; otherwise, they will lapse.

The Company has classified the share options as equity-settled share-based payments at fair value. The following table summarizes stock option activities for the years ended December 31, 2024 and 2023:

	Outstanding Options	Weighted Average Exercise Price per Share
		SGD	USD
Outstanding December 31, 2022	793,750	0.64	0.47
Granted	—	—
Forfeited	—	—
Outstanding December 31, 2023	793,750	0.64	0.47
Granted	—	—
Forfeited	(23,440)	1.09
Outstanding December 31, 2024	770,310	0.63	0.46

Weighted average remaining life (Years)	7.2
Options vested and exercisable at December 31, 2024	770,310	0.63	0.46

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

9. STOCK INCENTIVE PLANS (cont.)

The fair value of options granted on March 1, 2022, determined using the Binomial Valuation Model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Dividend yield (%)	0%
Expected volatility (%)	39.59%
Risk-free interest rate (%)	2.29%
Expected life of options (years)	10

10. NET LOSS PER SHARE

Basic and diluted earnings (loss) per share are computed using the two-class method, which is an earnings allocation method that determines earnings (loss) per share for common shares and participating securities. The participating securities consist of the Company’s Preference Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference and Series A Preference. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. In periods of loss, no allocation is made to the Preference shares and diluted net loss per share is the same as basic net loss per share because common stock equivalents are excluded as their inclusion would be antidilutive.

The Company calculated net income/(loss) per share using the treasury stock method. The table below sets for the computation of basic and diluted net income/(loss) per share for the period presented below.

	For the Year Ended December 31,
	2023	2024	2024
	SGD	SGD	USD
Net income (loss)	(5,175,517)	(7,483,174)	(5,477,364)
Basic and diluted weighted average common shares outstanding	16,023,350	16,023,350	16,023,350
Basic and diluted net income (loss) per share	(0.32)	(0.47)	(0.34)

The following outstanding balances of common share equivalent securities have been excluded from the calculation of diluted weighted average common shares outstanding and diluted net loss per share for the years ended December 31, 2024 and 2023 because the effect of including them would have been antidilutive.

	Years ended December 31,
	2024	2023
ESOP Pool	2,996,875	2,996,875
	19,020,225	19,020,225

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

12. SEGMENTATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

12. SEGMENTATION (cont.)

The Company’s chief operating decision maker (“CODM”) has been identified as the CEO, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses the performance of and decides how to allocate resources for the one segment based on consolidated net loss. Further, EBITDA (earnings before interest taxes, depreciation and amortization), which is not presented on the face of the Company’s Consolidated Statements of Operations, is used to assist with the measurement of segment performance and allocate resources. The CODM also uses net loss and adjusted EBITDA, to decide the level of investment in various operating activities and other capital allocation activities.

The measure of segment assets is reported on the Company’s Consolidated Balance Sheets as Total Assets.

The following table presents the Company’s segment results for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2023	2024	2024
	SGD	SGD	USD
Operating Expenses:
Research and development	2,239,460	3,458,218	2,531,268
Selling and marketing	732,804	986,566	722,124
General and administrative	1,821,990	2,911,370	2,130,999
Depreciation and amortization	264,414	855,249	626,006
Total operating expenses	5,058,668	8,211,403	6,010,397

13. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2024, the date of these financial statements, through the date on which the financial statements were issued (the “Issuance Date”), for events requiring recording or disclosure in the financial statements as of and for the year ended December 31, 2024. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

In July 2025 and October 2025, the Company entered into Simple Agreement for Future Equity (“SAFE”) notes for US$3,000,000 and US$1,000,000 respectively (“Purchase Amount”). The Purchase Amount is comprised of (i) a secondary component, equal to 16% of the Purchase Amount (the “Secondary Component”), and a primary component, equal to 84% of the Purchase Amount (the “Primary Component”). The Company may use the Secondary Component to (i) meet the Company’s working capital requirements, and/or (ii) buy back and cancel Shares and/or cancel allocated and vested Options. The Company will use the Primary Component to meet the Company’s working capital requirements, or for any other purpose approved in accordance with the agreement.

On September 9, 2025, dMY Squared Technology Group, Inc., a Massachusetts corporation (“dMY”), Rose Holdco Pte. Ltd., a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and the Company, entered into a Business Combination Agreement. The consummation of the Business Combination will result in dMY’s and the Company’s securityholders becoming securityholders of Holdco, which will become a public company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Rose Holdco Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying Balance Sheets of Rose Holdco Pte. Ltd. as of August 31, 2025, and the related Statements of Operations and Comprehensive Loss, Statements of Stockholders’ Equity and Statements of Cash Flows for the period from August 26, 2025 to August 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and the results of its operations and its cash flows for the period from August 26, 2025 to August 31, 2025, in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial Doubt about the Company’s Ability to Continue as Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company are pre-revenue, and its business model requires ongoing expenditure to operate the Company till revenue streams supporting the business are established and the uncertainty about the availability of future financing raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ PKF Littlejohn LLP
PCAOB Registration Number 2814
London, England
October 21, 2025

ROSE HOLDCO PTE. LTD.
BALANCE SHEET

	August 31, 2025
ASSETS
Current assets
Amounts due from a shareholder	S$	1
Total current assets		1
TOTAL ASSETS	S$	1

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	S$	8,565
Total current liabilities		8,565
TOTAL LIABILITIES	S$	8,565

STOCKHOLDERS’ DEFICIT
Ordinary share, 1 authorized; 1 issued and outstanding as of Aug 31, 2025	S$	1
Accumulated deficit		(8,565)
TOTAL STOCKHOLDERS’ DEFICIT	S$	(8,564)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	S$	1

The accompanying notes are an integral part of these audited financial statements.

ROSE HOLDCO PTE. LTD.
STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 26, 2025 (INCEPTION)
THROUGH AUGUST 31, 2025

	August 26 to August 31, 2025
Revenue	S$	—
Operating expenses:
Formation costs		8,565
Total operating expenses		8,565
Loss from operations	S$	(8,565)
Income tax expenses		—
Net loss	S$	(8,565)

Weighted average number of ordinary shares outstanding		1
Basic and diluted net loss per ordinary share	S$	(8,565)

The accompanying notes are an integral part of these audited financial statements.

Comprehensive income for the period is S$(8,565).

ROSE HOLDCO PTE. LTD.
STATEMENT OF STOCKHOLDERS’ DEFICIT
FOR THE PERIOD AUGUST 26, 2025 (INCEPTION) THROUGH AUGUST 31, 2025

	Ordinary Shares	Amount		Accumulated Deficit		Total Stockholders’ Deficit
Balance as of August 26, 2025 (inception)	—	S$	—	S$	—	S$	—
Issuance of ordinary shares	1		1		—		1
Net loss	—		—		(8,565)		(8,565)
Balance as of August 31, 2025	1	S$	1	S$	(8,565)	S$	(8,564)

The accompanying notes are an integral part of these audited financial statements.

ROSE HOLDCO PTE. LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 26, 2025 (INCEPTION) THROUGH AUGUST 31, 2025

Cash flows from operating activities
Net loss	S$	(8,565)
Changes in operating assets and liabilities:
Amounts due from a shareholder		(1)
Accrued expenses		8,565
Net cash used in operating activities		(1)
Cash flows from financing activities
Proceeds from issuance of ordinary share		1
Net cash provided by financing activities		1

Net change in cash		—
Cash, beginning of period		—
Cash, end of period	S$	—

The accompanying notes are an integral part of these audited financial statements.

ROSE HOLDCO PTE. LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Rose Holdco Pte. Ltd. (the “Company”) was incorporated in the Republic of Singapore on August 26, 2025. The company was formed for the purpose of effecting a merger between Horizon Quantum Computing Pte. Ltd. (“Horizon”), dMY Squared Technology Group, Inc. (“DMYY”) and certain other affiliated entities through a series of transactions (the “Business Combination”) and it has not conducted any activities other those incidental to its formation and the transactions contemplated by the business combination agreement. As a result of the Business Combination, Horizon and DMYY will each become a wholly-owned, direct or indirect subsidiary of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in Singapore dollars, denoted as S$, which is also the Company’s functional currency and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting rules and regulations of the SEC. References to GAAP issued by the FASB in these accompanying notes to the financial statements are to the FASB Accounting Standards Codification (“ASC”).

Receivables

Receivables due from a shareholder are recognized when the Company has a contractual or legal right to receive cash or other consideration from a shareholder. They are classified as current assets on the statement of financial position based on the terms. Receivables are recognized at transaction value less allowance for credit losses. The Company adopted the Current Expected Credit Losses (“CECL”) guidance effective January 1, 2023. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the carrying value less estimated losses current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. The allowance for credit losses were not significant as of August 31, 2025.

Accrued Expenses

Accrued expenses are recorded when the Company becomes obligated for the goods and services received. Accrued expenses represent liabilities for services that have been received or incurred as at balance sheet date but for which invoices have not been received. The amounts recorded at invoiced or estimated settlement amounts are classified as current liabilities when due within one year. The Company recognized accrued expenses in connection with its formation and organization. Formation costs primarily consists of legal, regulatory and professional fees related to the incorporation and establishment of the Company.

ROSE HOLDCO PTE. LTD.
Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s CODM is the President, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses cash flows as the primary measure to manage the business and does not segment the business for internal reporting or decision making.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution and notes receivables. Cash accounts in a financial institution may at times exceed the Federal Depository Insurance Corporation limit. There was no cash and cash equivalent balance as at August 31, 2025.

Recent Accounting Pronouncements Not Yet Adopted

The Company has evaluated recently issued accounting pronouncements and has determined that none are expected to have a material impact on its financial statements. The Company will adopt new standards on their respective effective dates.

Fair Value Measurement

The Company’s assets consist of receivables due from a shareholder while liabilities consist of payables that qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosure”. The receivables and payables approximate fair value because of the short-term nature of the instrument.

Liquidity and Going Concern

For the period from August 26, 2025 (inception) through August 31, 2025, the Company has not generated revenue and reported a net loss of S$8,565. As of August 31, 2025, the Company had an aggregate cash of $-0- and a net working capital deficit of S$8,565.

The Company assesses its liquidity in terms of its ability to generate adequate amounts of cash to meet current and future needs. Its expected primary uses of cash on a short and long-term basis are for working capital requirements, business acquisitions and other liquidity needs. The Company’s management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the business operations and the development of market and strategic relationships with other businesses.

ROSE HOLDCO PTE. LTD.
Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s future capital requirements will depend on many factors, including the Company’s timing of the consummation of the Business Combination. In order to finance these opportunities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through issuances of additional common units. If additional financing is required from outside sources, the Company may not be able to raise such capital on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued.

3. RELATED PARTY TRANSACTIONS

Due from Shareholder

As of August 31, 2025, the Company had an amount receivable from a shareholder of S$1, which is presented as current assets on the accompanying balance sheet. The receivable is non-interest-bearing and due on demand.

4. STOCKHOLDERS’ EQUITY

Ordinary Shares

As of August 31, 2025, the authorized share capital of the Company consists of 1 ordinary share with a total share value of S$1. The holder of ordinary share is entitled to receive dividends as declared from time to time and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the financial statements and does not identify any subsequent events with material financial impact on the Company’s financial statements.